Form 10-K405, Exhibit 13
period 1996-12-31
ESELCO INC
filed 1997-03-31
CIK 828941

                                                                     POWER
                                                                     FOR
                                                                     TODAY
                                                                     AND
                                                                     TOMORROW

[PHOTOGRAPH]


                                                                     1996
                                                                     ANNUAL
                                                                     REPORT
                                                                     ESELCO

THE COMPANY

CONTENTS

 IFC     Company Profile
   1     Financial Highlights
   2     Shareholders' Letter
   4     Power in Partnerships
   6     Power in Planning
   8     Power in Working Together
   9     Area at a Glance
  10     Power in Satisfaction
  11     Selected Statistics
  12     Six-year Results of Operations
  13     Management's Discussion and Analysis
  16     Statement of Income
  17     Financial Position
  18     Common Equity
  19     Cash Flow
  20     Capitalization
  21     Notes to Financial Statements
  30     Auditor's Report
  31     Shareholders' Information
 IBC     Corporate Information

SERVICE AREA

[MAP]

SAULT STE. MARIE
ST. IGNACE
MANISTIQUE

ESELCO, Inc., is a Sault Ste. Marie, Michigan-based holding company formed in 1989. Edison Sault Electric Company (the Company), ESELCO's primary subsidiary, is an electric utility that serves more than 21,000 residential, commercial, and industrial customers throughout Michigan's Eastern Upper Peninsula.

Edison Sault Electric Company's ability to generate and sell low-cost hydroelectric power allows its customers to enjoy some of the lowest electric rates in the United States. The Company's hydro plant, a registered historical engineering landmark, and the United States Army Corps of Engineers hydro plant are the principal sources of generation of this low-cost power.

Northern Tree Service, Inc., is also a subsidiary of ESELCO, Inc. Northern Tree Service provides tree trimming, right-of-way clearing, and tree removal services to Edison Sault Electric Company, other utilities, municipalities, and private individuals throughout the Upper Peninsula and Northern Lower Michigan.

Cloverland Electric Cooperative is Edison Sault Electric Company's largest wholesale customer. Cloverland Electric and Edison Sault share several operating facilities that enable both utilities to be more cost effective in the distribution of electricity to their respective customers.

The Board of Directors of ESELCO, Inc., is committed to strategies and goals that fulfill the needs of its shareholders and its customers. The effective use of operational, financial, and human resources combined with quality customer service is the best way to meet those requirements.

FINANCIAL HIGHLIGHTS


for the Year Ended December 31                                 1996           1995    % Change
-----------------------------------------------------------------------------------------------
FINANCIAL DATA
Total Operating Revenues (thousands) . . . . . . . . . .   $   37,500     $   36,845        2%
Net Income Available for Common Stock (thousands). . . .   $    2,798     $    2,365       18%
Return on Average Common Equity. . . . . . . . . . . . .         14.5%          13.3%       9%
COMMON STOCK DATA (1)
Earnings per Share . . . . . . . . . . . . . . . . . . .   $     1.85     $     1.61       15%
Dividends declared per Share . . . . . . . . . . . . . .   $     1.07     $     1.00        7%
Book Value per Share (2) . . . . . . . . . . . . . . . .   $    13.99     $    12.70       10%
Average Shares Outstanding . . . . . . . . . . . . . . .    1,510,907      1,469,112        3%
Average of the December 31 Bid/Ask
  Price per Share at Year-end. . . . . . . . . . . . . .   $    25.38     $    23.75        7%


(1)retroactively adjusted for stock dividends
(2)excluding Unearned Compensation--ESOP & Restricted Stock Bonus Plan

BOOK VALUE AND
MARKET PRICE VALUE OF
COMMON STOCK AT YEAR-END
dollar price per share

[GRAPH]

17.33 9.74  20.67 9.96  23.38 10.78  23.25 11.71  23.75 12.40  25.38 13.13
    '91         '92         '93          '94          '95          '96

COMMON STOCK OF THE COMPANY HAS AVERAGED A 1.9 MULTIPLE OF BOOK VALUE OVER THE LAST SIX YEARS, WELL ABOVE THE INDUSTRY AVERAGE OF 1.4.


EARNINGS PER SHARE
AND DIVIDENDS DECLARED
dollars and cents

[GRAPH]

1.29 0.84  1.34 0.87  1.41 0.91  1.52 0.94  1.61 1.00  1.85 1.07
   '91        '92        '93        '94        '95        '96

CONSISTENT EARNINGS GROWTH HAS ENABLED THE COMPANY TO INCREASE DIVIDENDS OVER EACH OF THE LAST SIX YEARS (ADJUSTED FOR STOCK DIVIDENDS AND A 3-FOR-2 STOCK SPLIT EFFECTIVE MAY 3, 1993).

                                                                               1
                                                                    ESELCO, Inc.

LETTER TO SHAREHOLDERS

"...WE LOOK FORWARD TO CONTINUING THE ROLE OF A LOW-COST PROVIDER..."

RATE OF RETURN ON
AVERAGE COMMON
EQUITY

[GRAPH]

13.7   13.6   13.6   13.5   13.3   14.5
'91    '92    '93    '94    '95    '96

CONTINUOUS IMPROVEMENTS IN PRODUCTIVITY AND CAREFUL VIGILANCE OVER EXPENSES HAVE ALLOWED THE COMPANY TO ENJOY CONSISTENTLY HIGH RETURNS.


We are pleased to report our financial results for 1996 that build upon a string of years of strong financial performance since the early 1980's. Net income increased $433,000, or 18%, to a new record high of $2,798,000, compared to $2,365,000 in 1995. Earnings per average common share increased 15%, to $1.85, compared to $1.61 in 1995. These numbers reflect an increase of 42,000 in the average shares outstanding due to additional shares issued through our Dividend Reinvestment Plan, a Restricted Stock Plan, and the 3% stock dividend paid in May of 1996. Return on average common equity was 14.5%, as compared to 13.3% in 1995.

The year 1996 had many successes. The major one was the final settlement with the United States Environmental Protection Agency (EPA) at Manistique Harbor in Manistique, Michigan. Our settlement resulted in a cash payment to the EPA of $3.2 million and relieves this Company of any future liability related to the Manistique Harbor PCB contamination. This settlement agreement was signed on December 31, 1996. Finally, after more than three years, this issue was concluded. It is a proper business expense which will be deducted for federal income tax purposes on our 1996 return. Further discussion of this subject can be found in the Notes to the Financial Statements.

Here are some additional highlights of 1996 which, just as in previous years, will provide the basis for our continued success in 1997:

- Implementation of the transmission agreement with Wisconsin Electric Power Company and Upper Peninsula Power Company continues. Project construction is underway and is now expected to be completed in mid-1998 if a final route plan can be agreed to by the end of 1997.

- Because of this transmission agreement and our ability to bring competition to the power supply business, we enjoyed the first year of a two-year contract with American Electric Power which significantly reduced a portion of our purchased power cost. This contract along with a price cap order, which we received in the fall of 1995 and initially implemented during 1996, were the major reasons for our increase in earnings as outlined above. This agreement is even more valuable when you consider that total hydro output was 13 million kilowatt-hours below budget due to down time of a major unit at the U.S. Government Hydro Plant.

- As the year came to a close, we executed two contracts with Consumers Power Company that will assist our operating income in the years ahead. The first was a new power supply agreement which is not only competitive, but gives us additional flexibility in scheduling power supply needs in the future years. The second was the agreement to purchase two submarine cables currently owned by Consumers Power Company at our interconnection at the Straits of Mackinac. We currently own four of the Strait's six cables, and this purchase will allow us to stabilize purchased power cost in succeeding years.

1996 Annual Report

- We have continuously emphasized that the important reason for our success is the cooperation and dedication of our employees as they implement our budget objectives each year. This year was another year of success in the area of control of expenses. For example, our canal remediation project reached a stage of completion as we performed two years' work in a one-year period, resulting in substantial savings due to decreased mobilization expenses and increased efficiency.

While our earnings are impressive, we expect significant increases in expenses associated with our transmission tie to the west and the write-off of the EPA settlement.

As 1996 drew to a close and we began 1997, the most significant change for ESELCO, Inc., was the decision by the Board of Directors to explore the possibility of a business combination. Subsequently, we hired an outside consultant to evaluate, on an independent basis, the value of this fine Company. We are currently in preliminary discussions with several interested parties. Shareholders will be kept informed as information can be made public.

We are proud of our financial record and the ability to share our success with our shareholders. At the March 13, 1997, meeting our Board of Directors declared a quarterly dividend on common stock of 28 CENTS per share. In addition, the Board declared a 3% stock dividend. Both dividends are payable May 15, 1997, to shareholders of record at the close of business May 1, 1997.

With confidence in the management team and employees, we look forward to continuing the role of a low-cost provider that also gives reliable service to its customers and continues to earn the confidence of its shareholders with continued strong results.

We encourage you to fully review the text of this report that explains in greater detail some of the comments made above. We invite you to contact us personally or in writing if you have any questions.

Sincerely,

/s/ Thomas S. Nurnberger               /s/ William R. Gregory

Thomas S. Nurnberger                   William R. Gregory
Chairman of the Board and              President and Chief
Chief Policy Officer                   Executive Officer


         /s/ Donald Sawruk

         Donald Sawruk
         Executive Vice President and Chief Operating Officer

[PHOTOGRAPH]

THOMAS S. NURNBERGER, CHAIRMAN OF THE BOARD AND CHIEF POLICY OFFICER; WILLIAM R. GREGORY, PRESIDENT AND CHIEF EXECUTIVE OFFICER; DONALD SAWRUK, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

                                                                               3
                                                                    ESELCO, Inc.

POWER IN PARTNERSHIPS

REVENUE SOURCES
(dollars in millions)

[GRAPH]

Resale        $4.4      12%
Other         $1.2       3%
Commercial    $13.9     37%
Residential   $9.7      26%
Industrial    $8.3      22%

COMMERCIAL REVENUES PROVIDE A SOLID BASE OF OPERATING PROFIT AND THE OPPORTUNITIES FOR FUTURE GROWTH.

KILOWATT-HOUR SALES BY RATE CLASS
(000's omitted)

[GRAPH]

Resale        166,818   21%
Other          42,448    5%
Commercial    213,593   27%
Residential   158,315   20%
Industrial    213,052   27%


KWHR SALES FOR RESALE INCREASED 10% DURING 1996.

REVENUE

The sale of electricity by Edison Sault Electric Company (the Company) generates the primary source of revenue for ESELCO, Inc. Total operating revenue for 1996 was $37,500,000, an increase of $655,000, or 2%, over 1995 revenue. The major increase in revenue came from the Company's principal resale customer, Cloverland Electric Cooperative, as this resale revenue increased $321,000, or 8%, over 1995.

Revenue from sales to the commercial customer group was up 2%, or $268,000, over 1995. Residential revenue increased 2%, or $140,000, over the previous year. Revenue on sales to the Company's four industrial customers was unchanged during 1996. This was primarily due to a rate reduction to the Company's largest industrial customer, Manistique Papers, Inc. This rate reduction went into effect in May 1996. With this rate reduction, the Company also reached a five-year sales agreement with Manistique Papers, Inc. to be their sole provider of electric service. Revenue on sales to others, primarily government agencies, decreased 5% from 1995 levels.

ELECTRIC SALES

Kilowatt-hour (kwhr) sales for 1996 were up 3%, or 25.4 million kwhr, over 1995. Total energy sales for 1996 were 794.2 million kwhrs.

Total sales to Cloverland Electric Cooperative during 1996 were 205 million kwhrs, an increase of 8% over 1995. This increase was driven mainly by the opening of a refurbished correctional facility by the Michigan Department of Corrections in Newberry. A major building expansion to their casino gaming operations by the Bay Mills Tribe of Chippewa Indians in Brimley also made a noticeable impact on sales to this resale customer.

Following a 4% increase in 1995, commercial energy sales for 1996 rose 2% over 1995. Sales to the large commercial customer class and the small commercial customer class were 90.1 million and 103.6 million kwhr, respectively. Two large customers experienced a delay in becoming operational during 1996, which caused sales to this customer group to grow modestly during the year. These facilities are now fully operational and will have an impact on commercial sales for 1997. Electric sales to the commercial heating and air-conditioning customers, which are principally the motel and hotel industry, were up 5% during 1996.

Residential sales, primarily due to higher individual use per customer, experienced a 2% rise during 1996. While total heating degree days for 1996 were over 1995 and the 30-year average, the last quarter of 1996 was remarkably warm. Total heating degree days for the last three months of 1996 were 9% under 1995 and 2% under the 30-year average for the same period. This unusually warm fourth quarter influenced sales to the residential customer group.

Industrial energy sales increased 1% during 1996 to reach 213.0 million kwhrs. Sales to Michigan Limestone Operations, a limestone quarry operation, rose 5%. This is the second consecutive year that sales to this customer have risen by 5%. Energy

1996 Annual Report
consumption to the other stone quarry served by the Company, Specialty Minerals, Inc., increased 4% over 1995. This follows an 8% increase in 1993 and a 9% increase in sales in 1994. Manistique Papers, Inc., the Company's largest industrial customer, increased usage by 1.2 million kwhr, or 1%, over 1995. Manistique Papers, Inc., initiated planning on a new project for 1997. This project will have an impact on sales to this major customer.

Energy sales to others, which includes government facilities under contract for services, increased by 3% over 1995 sales.

MANISTIQUE PAPERS, INC.-- MORE THAN A PARTNER

Kruger, Inc., a Montreal, Quebec, Canada-based forest product firm, owns Manistique Papers, Inc. (MPI), which is located in Manistique. MPI is the only paper mill in North America that uses 100% recycled magazines for its pulp. The paper company's product mix includes newsprint, form bond for computer paper, tray liner paper for the fast food industry, offset paper for the magazine advertising inserts, and envelope paper.

Traditionally, a large portion of MPI's product mix has been the production of newsprint. Competition in the newsprint market has made it difficult for MPI to compete effectively with more modern production facilities. In response, the paper company recently announced that due to "compelling market needs" of its customers, it will increase its presence in the specialty paper market. The paper company announced that it will enlarge its Manistique facility and install new equipment that will expand its capabilities to produce quality specialty paper. Providing new and competitively-priced quality products in response to market needs is an important step toward securing the future of MPI.

Manistique Papers is uniquely sensitive to service interruptions. Edison Sault personnel closely monitor the paper company's requirements and continuously evaluate plans to maintain reliable service to their operations. The double circuit 138 kv transmission line, scheduled for construction during 1998, is a major commitment by Edison Sault to strengthen the system's reliability and capability of service to Manistique Papers and the surrounding area.

Cost is also an important consideration for MPI, as they compete in a highly competitive global market. Edison Sault has recognized this and responded by developing a competitive rate agreement that allows Edison Sault to provide exclusive electrical service to Manistique Papers through the year 2002.

Being responsive to the needs of customers is critical to the future success of both Manistique Papers and Edison Sault. Both companies are confident they can meet the challenge of providing superior service to their customers.

[PHOTOGRAPH]

MANISTIQUE PAPERS, INC.

LEIF CHRISTENSEN, PRESIDENT AND GENERAL MANAGER, AND JON JOHNSON, PLANT ENGINEER

"MANISTIQUE PAPERS AND EDISON SAULT ARE PARTNERS IN EACH OTHER'S SUCCESS. RELIABLE, LOW-COST ELECTRIC SERVICE IS JUST ONE ELEMENT THAT ALLOWS US TO PROVIDE NEW, HIGH QUALITY PAPER PRODUCTS AT A PRICE THE MARKETPLACE DEMANDS. THIS CREATES VALUE THAT WILL INSURE OUR SUCCESS."

                                                                               5
                                                                    ESELCO, Inc.

POWER IN PLANNING

"WE ARE PUTTING MUCH EMPHASIS ON IMPROVING EXISTING OPERATIONS TO BE SUCCESSFUL IN THE FUTURE."

EXPENSES--
"HOW IT WAS SPENT"
(dollars in millions)

[GRAPH}

Reinvested         $1.2      3%
Purchased Power
  and Water        $19.8     53%
Other Operations
  and Maintenance  $2.1      6%
Dividends          $1.6      4%
Depreciation and
  Interest         $4.1      11%
Wages and Benefits $5.9      16%
Taxes              $2.8      7%


TAKING ADVANTAGE OF THE COMPETITIVE POWER SUPPLY MARKET, THE COMPANY REDUCED ITS LARGEST EXPENSE, PURCHASED POWER AND WATER, BY 3% DURING 1997.


ENGINEERING & OPERATIONS REPORT

The central Upper Peninsula transmission line was high on our priority list of key projects in 1996. This line, when completed, will provide Edison Sault a connection to the western transmission grid in Wisconsin, resulting in greater system reliability and new sources of power.

A significant change in the scope of the transmission project was approved by the Company in 1996 to provide further improvements to the system's reliability and capabilities. We decided to construct a double circuit 138 kv transmission line instead of the planned single circuit line. The dual events of signing a letter of intent with Wisconsin Electric to purchase 20 Mw of power beginning in 1998 and the execution of a contract with Manistique Papers (our largest customer) that guarantees they will be our customer until 2002, justified this decision.

Early in 1996, the proposed route of the transmission line met with strong opposition from affected property owners. All activities in the field were suspended for several months because of this action. Subsequently, a Route Advisory Committee was created with representatives from each township, the National Forest Service, the Michigan Department of Natural Resources, and the project sponsors. The responsibility given to the Committee was to investigate various route alternatives. The Committee was to recommend a route that best balanced the needs and concerns of the property owners, electric utilities, and the public.

Direct involvement of representatives of the property owners was important to make a route selection. The Committee was forceful in expressing the property owners' desire for the route to transverse state and federal lands rather than private properties. On Edison Sault's portion, the route of the transmission line selected by the Committee will now affect only 16 private landowners versus 99 landowners on the original route.

The overall delay caused by the route selection process will result in the planned September 1997 completion date being extended to July 1998.

OTHER MAJOR PROJECTS

The Company accomplished other major projects in 1996 on our voltage conversion program designed to improve the quality of service at the distribution level. Upgrading of the South Side Circuit in Sault Ste. Marie and the circuits in the Engadine area provided the opportunity to retire two of our oldest substations.

On Mackinac Island, our line crews replaced the overhead cable structures that provide electric power to the Island with underground facilities. This was the last of four projects scheduled under a 1991 franchise agreement with the Mackinac Island Park Commission to improve the aesthetics of our electrical facilities.

1996 Annual Report

Based on a comprehensive study by Harza Engineering Company, Edison Sault embarked on a comprehensive plan to rehabilitate structural problems associated with the floor and embankments of the hydro plant power canal. The total project plan was originally bid for completion over a six-year period at a cost of $3.1 million. As a result of careful management and innovative construction techniques, the project was accelerated and completed in four years at a cost of $2.8 million.

FUTURE OPERATIONAL CHALLENGES

In these challenging and competitive times, we are putting much emphasis on improving existing operations to be successful in the future. In conjunction with the retirement of one of our Manistique meter readers, we will implement a method of cost containment called Bimonthly Meter Reading. Beginning on January 1, 1997, we will read all meters in the Manistique Division, except major accounts, every other month with an estimated reading rendered for those months we do not read the meter.

We purchased two new bucket trucks and implemented one-person trouble call procedures to improve productivity and customer service. The Company implemented programs to provide cross-training of our Line, Meter, and Electrical Department employees for greater flexibility and productivity.

We are also reviewing the possibility of an alliance agreement with one of our major distributors to improve our purchasing and materials management systems.

The Company put a new Outage Report Management System into operation in 1996. Lake Superior State University students designed this system as a student project. When we receive an outage call, the computerized system retrieves key customer information to help in handling and analyzing the trouble.

A COOPERATIVE COMMUNITY PARTNERSHIP

Lake Superior State University (LSSU), established in 1946, is located in Sault Ste. Marie, Michigan, and has a student enrollment of more than 3,300 students in both undergraduate and graduate degree programs. LSSU has a long and rich tradition of offering technical programs in many diverse disciplines, including engineering (electrical, electronic, mechanical, and robotics), nursing, medical technology, criminal justice, fire science, and fish and wildlife management.

Edison Sault can take special pride in LSSU's growth because it has helped foster this growth through cooperative education programs. Today, LSSU is one of Edison Sault's largest customers, and we include many Edison Sault employees among LSSU's alumni. Together the two institutions serve as an example of how cooperation and teamwork can provide positive results and make the community and region a better place.


[PHOTOGRAPH]

LAKE SUPERIOR STATE UNIVERSITY

DR. ROBERT ARBUCKLE,PRESIDENT, LAKE SUPERIOR STATE UNIVERSITY

"FOR YEARS, EDISON SAULT HAS BEEN A MODEL TO THE COMMUNITY FOR ITS LEADERSHIP ROLE IN THE COMMUNITY THAT IT SUPPORTS. THE COMPANY'S PARTNERSHIP WITH LAKE SUPERIOR STATE UNIVERSITY IS JUST ONE EXAMPLE. THEIR SUPPORT INCLUDES ASSISTANCE IN THE CONSTRUCTION OF STUDENT FACILITIES; HIRING OF STUDENTS IN COOPERATIVE EDUCATION PROGRAMS; AND THE NATIONALLY-RECOGNIZED AQUATIC RESEARCH LABORATORY. WE LOOK FORWARD TO MANY MORE YEARS OF PRODUCTIVE PARTNERSHIP."

                                                                               7
                                                                    ESELCO, Inc.

POWER IN WORKING TOGETHER

SAULT STE. MARIE TRIBE OF CHIPPEWA INDIANS

BERNARD BOUSCHOR, TRIBAL CHAIRMAN, SAULT STE. MARIE TRIBE OF CHIPPEWA INDIANS

"THE SAULT STE. MARIE TRIBE IS COMMITTED TO THE ADVANCEMENT OF OPPORTUNITIES THAT WILL ENHANCE THE QUALITY OF LIFE FOR ALL ITS MEMBERSHIP. EDISON SAULT HAS BEEN RESPONSIVE AND SUPPORTIVE TO OUR NEEDS AS WE CONTINUE TO BE AN ECONOMIC FORCE THROUGHOUT THE STATE AND REGION."

[PHOTOGRAPH]

The Sault Ste. Marie Tribe of Chippewa Indians, based in Sault Ste. Marie, has grown dramatically beyond the bounds of its local origins. Casino gaming activities continue to be the core of the Soo Tribe's business activities with casinos in Sault Ste. Marie, St. Ignace, Manistique, Hessel, and Christmas, Michigan. With Michigan voter approval in November 1996, they may be allowed to expand their gaming enterprises into the City of Detroit.

The Soo Tribe is keenly aware of the need to broaden their business opportunities outside the gaming industry. They have actively pursued other commercial ventures throughout Michigan and Canada to diversify their opportunities. The Tribe currently has interests in 17 non-gaming businesses.

For 1995, Tribal business generated more than $325 million. The Tribe now employs more than 2,950 employees, making it Northern Michigan's single largest employer.

The Tribe has made significant efforts in human services and recreation activities. With the 1995 completion of the Health Care Center in Sault Ste. Marie, tribal members now have first-class health care facilities available to meet their full health needs. They have also initiated an emergency walk-in clinic with War Memorial Hospital in Sault Ste. Marie.

The 150,000-square-feet "Big Bear" Arena, formally opened to the public in October 1996, is Northern Michigan's largest sports and fitness complex. Besides a National Hockey League-sized ice rink and an Olympic-sized ice rink, the arena offers health, recreation, and fitness programs to all area youth and adults. The Tribe has actively contributed to recreational opportunities and facilities in other areas and communities where they have a presence.

Proper planning assistance and coordination of services have been key to addressing the Tribe's needs as they develop. Edison Sault personnel give close attention to the Tribe's operational plans to insure the reliability and capability of their service. Because of their growth and development, the Company is making significant system enhancements that will provide additional options to maximize the service to the Tribe's growing facilities.

We recognize the need and importance of supporting the Tribe with the operation of its facilities. Consultive assistance has become an integral part of the total service package that the Company provides. The Sault Ste. Marie Tribe of Chippewa Indians and Edison Sault Electric are partners in opportunities and improvements that will make a difference to those they serve.

1996 Annual Report

AREA AT A GLANCE

Michigan's Eastern Upper Peninsula experienced another sound year in tourism and commerce. For decades, this region has been a destination point for summer visitors to enjoy pristine scenery and recreational opportunities. In recent years, the growth and development of winter-related activities now attract a new group of visitors to the region on a year-round basis.

A major attraction in Sault Ste. Marie is the Soo Locks on the St. Marys River. The Detroit District Corps of Engineers operates and maintains this facility. Since 1971, the first year the Corps made records available, more than 13.3 million people have visited the Locks to observe vessels passing through the lock system. The Soo Locks averages more than 10,000 passages annually of boats of different types, size, and nationalities. The primary commodities that they transport through the Locks are taconite pellets for the steel industry, grain, and western coal.

Mackinac Island, between Lake Michigan and Lake Huron in the Straits of Mackinac, is internationally known for its unique charm and history which dates to its original settlement by Father Jacques Marquette in 1670. The Mackinac Island Chamber of Commerce estimates that as many as 15,000 tourists per day visit this summer getaway where motorized vehicles are forbidden. Mackinac Island State Park, a major island attraction, was originally recognized as the second oldest national park in the United States. The federal government turned the park over to the State of Michigan in 1895, and it became Michigan's first state park.

The International Bridge, between the twin Soo's of Michigan and Ontario, Canada, continues to be a bridge of commerce. The number of bridge crossings in 1996 reflected 3,231,000 vehicles entering Sault Ste. Marie, Michigan, a slight increase over 1995. Canadian trade has become an integral segment of the local economy. The majestic Mackinac Bridge, which joins Michigan's two peninsulas, experienced another record of vehicle crossings, clearly showing the strength of tourism in the Upper Peninsula. In 1996, 4,625,000 vehicles crossed this bridge, a 1% increase over 1995.

The State of Michigan, operating four correctional facilities and two prison camps, has become a mainstay of area employment. With the 1996 opening of another correction facility in Newberry, Michigan, the area's state correctional system now employs more than 2,000 people.

Soo Plastics and Hoover Precision Products, both in Sault Ste. Marie, have announced plans to expand their manufacturing facilities during 1997. Other manufacturers, such as Olofsson Corporation and Wohlert Products, continue to develop new product lines and successfully compete for new business opportunities. Wood product firms like Winlock Veneer and JAS Veneer are established quality suppliers to the building industry.

We actively support both businesses and other economic opportunities that will enhance the quality of life for those who live throughout Michigan's Eastern Upper Peninsula.

"...PARTNERS IN OPPORTUNITIES AND IMPROVEMENTS THAT WILL MAKE A DIFFERENCE TO THOSE THEY SERVE."

COMPARISON--
ESE'S RETAIL RATE
VS. THE NATIONAL AVERAGE
(average cents per Kilowatt-hour)

[GRAPH]
              ESE    Nation (Investor-owned Utilities)
Residential   6.11                  8.80
Commercial    6.49                  7.86
Industrial    3.90                  4.92

CUSTOMERS OF EDISON SAULT ELECTRIC CONTINUE TO ENJOY RETAIL RATES THAT ARE SIGNIFICANTLY LOWER THAN THE NATIONAL AVERAGE. RETAIL RATES HAVE BEEN CAPPED THROUGH THE YEAR 2001.

(SOURCE: EDISON ELECTRIC INSTITUTE)

                                                                               9
                                                                    ESELCO, Inc.

POWER IN SATISFACTION

TOTAL CUSTOMER SATISFACTION

Satisfied customers are the Company's best investment for future success. As measured by the 1996 EDISON SAULT ELECTRIC COMPANY CUSTOMER SURVEY, conducted by the Lake Superior State University's Center for Social Research, the Company should enjoy continued success in the years ahead. According to survey results, 91% of the respondents gave Edison Sault a "very favorable" to "favorable" rating of the services that we provide. This approval rating is consistent with the previous CUSTOMER SURVEY completed in 1989. This is well above the 76% national average approval ratings of public utilities as surveyed by the Edison Electric Institute.

Edison Sault Electric's customers said they appreciated employee courtesy when they experienced direct contact with the Company, whether it was under emergency circumstances or general business activities. We received the following comment from an Edison Sault customer:

"Whenever I have the opportunity to have contact with Edison employees, they have been extremely courteous, helpful, and professional."

Continued employee focus on customer satisfaction by addressing their needs will insure that the Company meets underlying goals of business and financial success.

EMPLOYEE RETIREMENT
ROBERT W. KEIPER

Robert began his career with Edison Sault Electric Company on January 4, 1956, in the Meter Department and then transferred to the Line Department. In 1976, he transferred to the System Control Department at the hydro plant. Robert transferred in 1993 to the St. Ignace Division as the Distribution Supervisor and retired from that position in 1996.

[PHOTOGRAPH]
Robert W. Keiper

MARY L. BURNS

Mary started part-time reading meters in the rural area of the Manistique Division. In 1977, she accepted the position of full-time Meter Reader in Manistique. Mary retired from Edison Sault in early 1997.

[PHOTOGRAPH]
Mary L. Burns

JAMES M. MCDONALD

James started at Edison Sault Electric Company working in the Operation and Maintenance Departments of the hydro plant. For a year, he worked as a Meter Reader. James returned to the Maintenance Department at the hydro plant in 1991, where he worked until his retirement in 1996. (no photo available)

JAMES L. YEACK

In 1971, James came to work in the Maintenance Department at the hydro plant. During his career at Edison Sault Electric Company, he worked in the Stores Department and Meter Department. Before his retirement in 1996, he returned to the position of Repairman in the Maintenance Department at the hydro plant. (no photo available)

1996 Annual Report

SELECTED OPERATING STATISTICS FOR EDISON SAULT ELECTRIC


                                                                         1996      1995      1994      1993      1992      1991
----------------------------------------------------------------------------------------------------------------------------------
Net Generation, Purchases and Sales
 (Thousands of kilowatt-hours)
 Net Generation:
   Hydro (1) . . . . . . . . . . . . . . . . . . . . . . . . . .        356,456   336,775   354,954   367,118   382,224   337,269
   Diesel. . . . . . . . . . . . . . . . . . . . . . . . . . . .            (59)       83       (61)      172       (41)      (36)
   Purchases from Other Utilities. . . . . . . . . . . . . . . .        482,518   473,912   420,784   376,077   338,056   350,732
                                                                       --------  --------  --------  --------  --------  --------
     Total . . . . . . . . . . . . . . . . . . . . . . . . . . .        838,915   810,770   775,677   743,367   720,239   687,965
   Losses and Unaccounted for. . . . . . . . . . . . . . . . . .         42,617    39,898    38,164    35,756    33,563    32,128
   Company Use . . . . . . . . . . . . . . . . . . . . . . . . .          2,072     2,026     1,977     2,158     1,947     1,521
                                                                       --------  --------  --------  --------  --------  --------
     Electricity Sold. . . . . . . . . . . . . . . . . . . . . .        794,226   768,846   735,536   705,453   684,729   654,316
                                                                       --------  --------  --------  --------  --------  --------
 Sales:
   Residential . . . . . . . . . . . . . . . . . . . . . . . . .        158,315   155,818   153,004   150,487   144,203   139,577
   Commercial. . . . . . . . . . . . . . . . . . . . . . . . . .        213,593   209,491   200,913   188,415   173,141   168,647
   Industrial. . . . . . . . . . . . . . . . . . . . . . . . . .        213,052   210,113   193,176   184,308   190,004   175,459
   Firm Sales to Other Utilities . . . . . . . . . . . . . . . .        163,692   152,270   143,558   132,378   127,288   129,322
   Negotiated
     Government Accounts . . . . . . . . . . . . . . . . . . . .         40,016    38,603    42,312    46,749    47,481    38,522
   Street Lighting . . . . . . . . . . . . . . . . . . . . . . .          2,432     2,551     2,573     2,569     2,546     2,557
                                                                       --------  --------  --------  --------  --------  --------
     Total Firm Customer Sales . . . . . . . . . . . . . . . . .        791,100   768,846   735,536   704,906   684,663   654,084
   Non-Firm Sales to Other Utilities (Including Excess
    Hydro Sales)(2). . . . . . . . . . . . . . . . . . . . . . .          3,126         0         0       547        66       232
                                                                       --------  --------  --------  --------  --------  --------
     Total Sales . . . . . . . . . . . . . . . . . . . . . . . .        794,226   768,846   735,536   705,453   684,729   654,316
                                                                       --------  --------  --------  --------  --------  --------
Peak Demand. . . . . . . . . . . . . . . . . . . . . . . . . . .        130,820   128,324   129,182   126,092   113,152   109,317
                                                                       --------  --------  --------  --------  --------  --------
Number of Customers (Average)
 Residential . . . . . . . . . . . . . . . . . . . . . . . . . .         17,893    17,719    17,405    17,153    16,919    16,756
 Commercial. . . . . . . . . . . . . . . . . . . . . . . . . . .          3,137     3,097     3,072     3,026     2,964     2,921
 Industrial. . . . . . . . . . . . . . . . . . . . . . . . . . .              4         4         4         4         4         4
 Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             41        42        42        42        42        44
                                                                       --------  --------  --------  --------  --------  --------
     Total Customers . . . . . . . . . . . . . . . . . . . . . .         21,075    20,862    20,523    20,225    19,929    19,725
                                                                       --------  --------  --------  --------  --------  --------
Number of Full-Time Employees. . . . . . . . . . . . . . . . . .             88        90        91        91        93        93
                                                                       --------  --------  --------  --------  --------  --------
Customers Per Employees. . . . . . . . . . . . . . . . . . . . .            239       232       226       222       214       212
                                                                       --------  --------  --------  --------  --------  --------
Average Annual Use and Revenue
 Per Residential Customers:
   Kilowatt-hour . . . . . . . . . . . . . . . . . . . . . . . .          8,848     8,794     8,791     8,773     8,523     8,330
   Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . .       $    540  $    538  $    535  $    525  $    491  $    488
   Revenue per Kilowatt-hour . . . . . . . . . . . . . . . . . .       6.11CENTS 6.11CENTS 6.08CENTS 5.98CENTS 5.76CENTS 5.86CENTS
 Per Commercial Customer:
   Kilowatt-hour . . . . . . . . . . . . . . . . . . . . . . . .         68,088    67,643    65,401    62,265    58,415    57,736
   Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  4,419  $  4,390  $  4,216  $  4,022  $  3,632  $  3,571
   Revenue per Kilowatt-hour . . . . . . . . . . . . . . . . . .       6.49CENTS 6.49CENTS 6.45CENTS 6.46CENTS 6.22CENTS 6.19CENTS


(1) Includes the output of 18 megawatt U.S. Government Hydro Plant which is purchased net of generation requirements for Sault Locks complex operation.

(2) Represents sales of hydro energy generated in excess of need in period of low consumer demand.

                                                                              11
                                                                    ESELCO, Inc.

ESELCO, INC.
SIX-YEAR RESULTS OF OPERATIONS



for the Year Ended December 31                           1996         1995          1994        1993           1992       1991
----------------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)
CONSOLIDATED STATEMENT OF INCOME
OPERATING REVENUES . . . . . . . . . . . . . . .      $   37,500   $   36,845   $   35,260   $   33,573   $   30,292   $   29,070
                                                      ----------   ----------   ----------   ----------   ----------   ----------
OPERATING EXPENSES
 Purchased power . . . . . . . . . . . . . . . .          18,851       19,531       18,279       17,051       14,771       14,025
 Other operations and maintenance expenses . . .           8,886        8,148        8,511        8,506        7,557        7,164
 Depreciation and amortization . . . . . . . . .           2,614        2,499        2,308        2,171        2,059        2,139
 Property and other taxes. . . . . . . . . . . .           1,556        1,560        1,470        1,568        1,650        1,566
 Income taxes. . . . . . . . . . . . . . . . . .           1,247        1,117          983          766          760          676
                                                      ----------   ----------   ----------   ----------   ----------   ----------
   Total operating expenses. . . . . . . . . . .          33,154       32,855       31,551       30,062       26,797       25,570
                                                      ----------   ----------   ----------   ----------   ----------   ----------
   Net operating income. . . . . . . . . . . . .           4,346        3,990        3,709        3,511        3,495        3,500
OTHER DEDUCTIONS--NET. . . . . . . . . . . . . .           1,548        1,625        1,509        1,513        1,630        1,717
                                                      ----------   ----------   ----------   ----------   ----------   ----------
NET INCOME AVAILABLE FOR COMMON STOCK. . . . . .      $    2,798   $    2,365   $    2,200   $    1,998   $    1,865   $    1,783
                                                      ----------   ----------   ----------   ----------   ----------   ----------
COMMON STOCK (A)
 Average Shares Outstanding. . . . . . . . . . .       1,510,907    1,469,112    1,446,848    1,418,390    1,395,872    1,383,795
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 Earnings Per Share. . . . . . . . . . . . . . .      $     1.85    $    1.61    $    1.52    $    1.41    $    1.34    $     1.29
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 Year End Shares Outstanding . . . . . . . . . .       1,540,592    1,481,104    1,457,328    1,434,830    1,403,764    1,390,025
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 Book Value of Common Stock. . . . . . . . . . .      $    13.13    $   12.40    $   11.71    $   10.78    $    9.96    $     9.74
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 Annual Dividends
   Declared Per Share (a). . . . . . . . . . . .      $     1.07    $    1.00    $    0.94    $    0.91    $    0.87    $     0.84
                                                      ----------   ----------   ----------   ----------   ----------   ----------
SELECTED BALANCE SHEET DATA
 Net Utility Plant . . . . . . . . . . . . . . .      $   44,983   $   43,481   $   42,692   $   40,828   $   39,429   $   38,940
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 Total Assets. . . . . . . . . . . . . . . . . .      $   57,156   $   55,322   $   51,070   $   47,900   $   46,592   $   45,471
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 Capitalization:
   Common Equity . . . . . . . . . . . . . . . .      $   20,235   $   18,364   $   17,071   $   15,470   $   13,984   $   13,539
   Long-Term Debt
     (Less current maturities) . . . . . . . . .          16,898       13,936       12,566       13,607       14,040       14,577
                                                      ----------   ----------   ----------   ----------   ----------   ----------
     Total . . . . . . . . . . . . . . . . . . .      $   37,133   $   32,300   $   29,637   $   29,077   $   28,024   $   28,116
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 Long-Term Deferred
   Tax Credits . . . . . . . . . . . . . . . . .      $    5,328   $    4,140   $    4,021   $    3,847   $    5,308   $    5,289
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 Notes Payable . . . . . . . . . . . . . . . . .      $    1,119   $    3,652   $    4,495   $    3,475   $    1,628   $    1,548
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 Capitalization Percentages:
   Common Equity . . . . . . . . . . . . . . . .              54%          57%          58%          53%          50%          48%
   Long-Term Debt
     (Less current maturities) . . . . . . . . .              46%          43%          42%          47%          50%          52%
                                                      ----------   ----------   ----------   ----------   ----------   ----------
     Total . . . . . . . . . . . . . . . . . . .             100%         100%         100%         100%         100%         100%
                                                      ----------   ----------   ----------   ----------   ----------   ----------
RETURN ON COMMON EQUITY
 Average . . . . . . . . . . . . . . . . . . . .            14.5%        13.3%        13.5%        13.6%        13.6%        13.7%
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 Year-end. . . . . . . . . . . . . . . . . . . .            13.8%        12.9%        12.9%        12.9%        13.3%        13.2%
                                                      ----------   ----------   ----------   ----------   ----------   ----------




(a) Retroactively adjusted for stock dividends.

12
1996 Annual Report

ESELCO, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

CORPORATE STRUCTURE

ESELCO, Inc. (ESELCO), is the parent holding company of Edison Sault Electric Company (Edison Sault), ESEG, Inc. (ESEG), and Northern Tree Service, Inc.
(NTS). Edison Sault (Company) is engaged in the generation, purchase, transmission, and sale of electric energy. NTS, its tree trimming subsidiary, began operation in May of 1990. Edison Sault is the principal operating subsidiary of ESELCO and accounts for the major share of ESELCO's total assets, revenues, and income. Therefore, the following discussion and analysis deal primarily with the operations of Edison Sault Electric Company.

SALES, EXPENSES, AND INCOME

For the year 1996, total kilowatt-hour sales and revenue increased 3% and 2%, respectively, over 1995. Resale kwhr sales and revenue increased by 8% in 1996.

Residential kwhr sales and revenue increased 2% over 1995. The average number of residential customers and use per customer increased 1% during 1996.

Commercial sales and revenue increased 2% during 1996 due to a 1% increase in customers and use per customer.

Industrial sales increased 1% in 1996. Sales to Michigan Limestone, Specialty Minerals, and Manistique Papers increased 5%, 4%, and 1%, respectively. Sales in 1996 to Lakehead Pipe Line, Inc., were approximately equal to 1995 sales. Total 1996 revenue from the industrial customers was approximately equal to 1995 levels due to a rate reduction to Manistique Papers during 1996.

During 1995, kwhr sales and operating revenues increased 5% over 1994. Sales to the industrial, commercial, and residential customer classes increased 9%, 4%, and 2%, respectively, during this period. Total revenue increased as a result of the net increase in sales and an increase in purchased power revenue.

Total hydro plant output increased 6% during 1996 due to an increase in water available for hydro generation. Power purchased from other utilities increased 2% in 1996 due to increased requirements. Purchased power expense in 1996 was down 3% as a result of purchases from a lower-cost supplier for part of the Company's requirements. During 1995, purchased power requirements increased by 13% due to a decrease in hydro output and increased requirements. Purchased power expense increased 7% in 1995 as a result of increased requirements which were partially offset by decreased costs from the U.S. Government hydro plant.

Other operations and maintenance expenses increased 9% over 1995. Payroll and associated employee benefit costs increased approximately 9% in 1996. Pension expense increased as a result of improvements made to the Bargaining Unit Pension Plan and changes in actuarial assumptions. In addition, employee benefit expense increased as a result of the Restricted Stock Plan that was approved by shareholders in 1996. The Plan is discussed in more detail in the Notes to the Financial Statements.

Fuel and water expense increased 16% as a result of increased water lease payments made to the U.S. Government. The water lease payments increased due to a larger quantity of water being available for hydro generation and higher rates.

Major maintenance expense increased 20%, largely as a result of increased maintenance expense associated with the Manistique diesels.

Depreciation and amortization increased 5% in 1996 due to an increase in depreciable assets. Income taxes increased 12% in 1996 as a result of higher taxable income.

During 1995, other operation and maintenance expenses decreased 4% from 1994 figures. Payroll and associated benefit costs increased 1% in 1995 due to increases in employee benefit costs. The increase in payroll and employee benefit costs was offset by decreases in other expenses. Depreciation and amortization expense increased 8% during 1995 due to an increase in depreciable assets and increased rates as approved by the Michigan Public Service Commission (MPSC). Income taxes increased substantially in 1995 as a result of higher taxable income.

Based on the previously described changes, earnings per common share restated for stock dividends increased by 15% in 1996, as compared with a 6% increase for 1995.

RATES AND REGULATORY MATTERS

On August 22, 1995, Edison Sault filed an application with the MPSC for authority to implement price cap regulation. In the application, the Company proposed that its base rates be capped at present levels, that its existing Power Supply Cost Recovery (PSCR) factor be rolled into base rates, and that its existing PSCR Clause be suspended. The Company published the required notice of opportunity to comment or request a hearing. No comments were received, and on September 21, 1995, the MPSC approved the Company's application, subject to the modification that the Company gives 30 days notice rather than two weeks notice for rate decreases and that the Company file an application by October 1, 2000, to address its experience under the price cap mechanism. With the latter modification, the price cap authorization represents an experimental regulatory mechanism. The order also allows Edison Sault to file an application seeking an increase in rates only under extraordinary circumstances.

On October 23, 1995, the Attorney General for the State of Michigan filed an intervention and petition for rehearing in the Company's Price Cap Order. The Attorney General's intervention was based on the grounds that the MPSC did not have authority to approve price cap regulation. On December 21, 1995, the MPSC rejected the Attorney General's petition for rehearing. On January 19, 1996, the

ESELCO, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Attorney General filed an appeal with the Michigan Court of Appeals.

Legal counsel for the Company believes that the Attorney General's appeal is without merit and that the Company will prevail. A decision in this case is not expected until mid-1997. The Company implemented the Price Cap Order on January 1, 1996.

In light of the Price Cap Order and other potential changes in the industry, the Company continually reviews the applicability of accounting under SFAS 71. As previously stated, the Price Cap Order is a five-year experimental regulatory mechanism containing language allowing Edison Sault to seek rate relief for costs incurred under extraordinary circumstances. In addition, final implementation of the plan is subject to resolution of the Attorney General's appeal. Based on a current evaluation of the factors affecting the applicability of SFAS 71, the Company has determined that it is currently appropriate to continue accounting in accordance with SFAS 71.

In the event the Company was to discontinue accounting under SFAS 71, the accounting impact would be an extraordinary after-tax non-cash charge to earnings in an amount represented largely by any unamortized net regulatory assets existing at that point in time. The Company's regulatory assets and liabilities are shown in Note B to the Financial Statements.

LIQUIDITY AND CAPITAL COMMITMENTS
INVESTING ACTIVITIES

ESELCO invested $4,266,000 in net property, plant, and equipment in 1996. Included in this amount is approximately $840,000 related to the rebuilding of the hydro canal in Sault Ste. Marie. During 1995, approximately $482,000 was invested in this project. In addition to investments in net property, plant, and equipment, $3,510,000 was spent to resolve the environmental issue discussed under Environmental Matters.

For the three-year period ending December 31, 1996, Edison Sault made a net investment of $12,024,000 in property, plant, and equipment.

CAPITAL REQUIREMENTS

In October 1994, Edison Sault entered a construction and joint use agreement with Wisconsin Electric Power Company, Upper Peninsula Power Company, and Cloverland Electric Cooperative. This agreement specifies each party's responsibility in the construction of a new transmission line from Arnold, Michigan, to Manistique, Michigan. Edison Sault continues to plan for the construction of this new line. This project has an expected completion date of mid-1998. Edison Sault expects that its share of the cost of this project will be approximately $9.0 million with approximately $3.2 million of this being spent in 1997. During 1996, $460,000 was invested in the new 138 kv interconnect project.

In December 1996, the Company signed a purchase agreement with Consumers Power Company for the purchase of a 138 kv submarine circuit across the Straits of Mackinac. Since 1990 Edison Sault had leased these cables at an annual net lease cost of approximately $466,000. The purchaser of the cables is ESEG, a wholly-owned subsidiary of ESELCO, Inc. ESEG has not previously been an active subsidiary of ESELCO. ESEG will lease the cables to Edison Sault under an operating lease arrangement. The purchase and lease are subject to approval by the Federal Energy Regulatory Commission (FERC). The cost of the purchase when consummated in 1997 will be approximately $3.8 million.

CASH PROVIDED BY OPERATING
AND FINANCING ACTIVITIES

For the year ended December 31, 1996, cash provided by operating activities totaled $6,932,000. Included in the figure for cash provided from operating activities is an increase in deferred taxes of approximately $1.0 million due, in large part, to tax matters relating to the timing of the expenditures made in settlement of the environmental matter discussed elsewhere. After payment of dividends, internal sources of funds provided 68% of the capital requirements during 1996 and 70% of the capital requirements for the three-year period ending December 31, 1996. ESELCO paid dividends of $1,634,000 in 1996 which represented a 58% payout ratio. For the three-year period ending December 31, 1996, ESELCO paid out $4,465,000 in dividends, or a 61% dividend payout ratio.

During 1996, Edison Sault borrowed $3.2 million under a bank term loan agreement. The proceeds of this loan were used for payment to the U.S. Environmental Protection Agency in settlement of the issue discussed under environmental matters. In addition, ESEG has arranged bank secured term loan financing for its planned acquisition of the 138 kv submarine cables described above.

Edison Sault has authority to issue up to $10 million in short-term obligations. Included in this authority is a line of credit in the amount of $4 million at the prime rate. In addition, Edison Sault has authority to issue short-term thrift notes to Michigan residents. The Company's short-term financing requirements relate primarily to financing customer accounts receivable, unbilled revenues resulting from cycle billing, and capital expenditures until permanently financed. At December 31, 1996, the Company had approximately $7.6 million of unused bank line of credit and additional energy thrift note authority. These two sources of short-term financing have been sufficient to meet the Company's short-term capital requirements.

ESELCO's shareholders reinvested approximately $711,000 through the Dividend Reinvestment Plan (DRP) in 1996. For the three-year period ending December 31, 1996, the DRP provided approximately $1.8 million of capital.

ESELCO, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Edison Sault also has authority to issue up to $10 million in Long-term Energy Thrift Notes to Michigan residents. At December 31, 1996, there were $6,895,000 of Long-term Energy Thrift Notes outstanding, of which $5,355,000 are classified as long-term debt on the statement of financial position.

At December 31, 1996, the Company's long-term debt from First Mortgage Bonds totaled $7,995,000. The First Mortgage Bonds are secured by the utility plant of Edison Sault. At December 31, 1996, there was approximately $10.4 million of unutilized bond financing capability resulting from plant additions and bond retirements.

At December 31, 1996, there was approximately $13.5 million of long-term credit available under the Company's First Mortgage Bond Indentures and Long-term Energy Thrift Note authorization.

CAPITAL STRUCTURE

ESELCO has maintained a relatively high ratio of common equity to total capitalization as a result of its earnings growth, dividend reinvestment plan, and low payout ratio. At December 31, 1996, common equity represented 49% of total capitalization, including current maturities of long-term debt and short-term debt. The ratio of common equity to total capitalization is relatively high as compared with the rest of the industry and as such represents a fairly conservative capital structure.

THE CAPITAL STRUCTURE OF ESELCO IS ILLUSTRATED BELOW:

Capitalization at December 31                     1996      1995      1994
--------------------------------------------------------------------------
Common equity                                      49%       49%       48%
Long-term debt (Including
     current maturities)                           48%       41%       39%
Short-term debt                                     3%       10%       13%
                                                  ---       ---       ---
Total                                             100%      100%      100%

With ESELCO's unutilized short and long-term financing sources and its relatively conservative capital structure, ESELCO believes it is well positioned to finance its future capital requirements.

ENVIRONMENTAL MATTERS

In 1993, Edison Sault received notification from the U.S. Environmental Protection Agency (U.S. EPA) that it was being named a "Potentially Responsible Party" at the Manistique River/ Harbor Area of Concern (AOC) in Manistique, Michigan. There were a number of other potentially responsible parties, some of whom have been notified by the U.S. EPA.

The U.S. EPA, in conjunction with the Michigan Department of Natural Resources, identified the Manistique River and Harbor as an "Area of Concern" (AOC) due to PCBs which have been found in that area. An Environmental Engineering/Cost Analysis (EECA) was submitted to the U.S. EPA which provided an analysis of various methods of remediation for the harbor. The EECA presented six alternatives of remediation action and ultimately recommended a remediation method of in-place capping. Management believed this to be the most prudent course of action. Although the total ultimate cost of specific remedial action and Edison Sault's potential liability were not known at that time, management had estimated Edison Sault's minimum cost of this remedy to be $2.9 million. That figure represented an increase of $1.9 million from the amount recorded during 1994. Certain other expenditures for investigation of any necessary remedial action were incurred and are reflected in the accompanying financial statements. Future costs related to this issue are not expected to have a material impact on Edison Sault's financial position or future results of operations.

During 1995 and 1996, the U.S. EPA agreed to allow the PRPs to remediate the harbor through in-place capping at a total cost of $6.4 million, with the Edison Sault portion costing $3.2 million. Through further negotiations, the U.S. EPA and the PRPs agreed to a cash-out settlement whereby the PRPs would pay to the U.S. EPA the $6.4 million cost of capping for the right to be absolved from any future legal actions concerning PCB pollution. To effect this settlement, an Administrative Order on Consent was executed by all parties in December 1996, with payments made to the U.S. EPA prior to year-end 1996.

To date, Edison Sault has incurred a total cost of $3.6 million on this project. Edison Sault has retained legal assistance to start a process of recovering these costs through several insurance entities. The certainty and magnitude of insurance recovery are unknown at this time.

Edison Sault believes that the costs discussed above, including the payment to the U.S. EPA to be relieved of future liability, are a legitimate cost of doing business and would be recoverable through utility rates. Further, in November 1993, the MPSC issued an order authorizing Edison Sault to defer and amortize, over a period not to exceed 10 years, environmental assessment and remediation costs associated with the Manistique River AOC. Therefore, Edison Sault has recorded a regulatory asset in the amount of $3.2 million, plus unreimbursed cost of $300,000, for a total of $3.5 million, which the Company will begin amortizing in 1997.

OTHER MATTERS

On January 23, 1997, ESELCO issued a press release stating that it is in the preliminary stages of discussion with possible acquirors. It also stated that these discussions have been exploratory in nature and have not resulted in a letter of intent or other agreement in principle and, thus, there can be no assurance that any acquisition will be consummated.

ESELCO, INC.
CONSOLIDATED STATEMENT OF INCOME

for the Year Ended December 31            1996          1995          1994
------------------------------------------------------------------------------

OPERATING REVENUES                     $37,499,931   $36,844,488   $35,260,292
                                       -----------   -----------   -----------
OPERATING EXPENSES

  Operation--Purchased power           $18,851,035   $19,531,448   $18,279,172
           --Other                       6,743,273     6,164,031     6,408,682
  Maintenance                            2,142,159     1,983,348     2,102,781
  Depreciation and amortization          2,614,395     2,498,773     2,307,787
  Property and other taxes               1,556,351     1,560,496     1,470,238
  Income taxes                           1,247,196     1,116,784       982,627
                                       -----------   -----------   -----------

     Total operating expenses          $33,154,409   $32,854,880   $31,551,287
                                       -----------   -----------   -----------

     Net operating income              $ 4,345,522   $ 3,989,608   $ 3,709,005
                                       -----------   -----------   -----------

OTHER INCOME (DEDUCTIONS), NET         $   (47,594)  $   (68,773)  $   (31,114)
                                       -----------   -----------   -----------

INTEREST CHARGES

  Interest on long-term debt           $ 1,367,387   $ 1,243,954   $ 1,258,301
  Other interest                           132,456       311,915       219,182
                                       -----------   -----------   -----------

     Total interest charges            $ 1,499,843   $ 1,555,869   $ 1,477,483
                                       -----------   -----------   -----------

NET INCOME                             $ 2,798,085   $ 2,364,966   $ 2,200,408
                                       -----------   -----------   -----------
                                       -----------   -----------   -----------
EARNINGS PER AVERAGE SHARE OF
  COMMON STOCK (a)                     $      1.85   $      1.61   $      1.52
                                       -----------   -----------   -----------
                                       -----------   -----------   -----------
CASH DIVIDENDS DECLARED
  PER SHARE OF COMMON STOCK (a)        $      1.07   $      1.00   $      0.94
                                       -----------   -----------   -----------
                                       -----------   -----------   -----------

AVERAGE COMMON SHARES OUTSTANDING (a)    1,510,907     1,469,112     1,446,848
                                       -----------   -----------   -----------
                                       -----------   -----------   -----------

(a) Retroactively adjusted for stock dividends.
( ) Denotes deduction.

See notes to financial statements.

ESELCO, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

for the Year Ended December 31                            1996          1995
--------------------------------------------------------------------------------
ASSETS
  ELECTRIC PLANT, at original cost                    $ 71,802,321  $ 68,027,994
     Less-Accumulated depreciation                      29,671,038    27,465,011
                                                      ------------  ------------
                                                      $ 42,131,283  $ 40,562,983
     Asset acquired under capital lease                  2,851,622     2,917,609
                                                      ------------  ------------
                                                      $ 44,982,905  $ 43,480,592
                                                      ------------  ------------
  CURRENT ASSETS:
     Cash                                             $    293,883  $    302,845
     Accounts receivable, less reserve of $32,000        2,999,783     3,396,213
     Unbilled revenue                                    1,693,826     1,789,655
     Materials and supplies, at average cost             1,148,046     1,191,419
     Prepayments                                         1,966,932     1,765,406
                                                      ------------  ------------
                                                      $  8,102,470  $  8,445,538
                                                      ------------  ------------
  OTHER ASSETS:
     Debt expense, being amortized                    $     28,972  $     38,018
     Regulatory asset                                    3,510,181     2,850,000
     Other                                                 531,193       508,106
                                                      ------------  ------------
                                                      $  4,070,346  $  3,396,124
                                                      ------------  ------------
                                                      $ 57,155,721  $ 55,322,254
                                                      ------------  ------------
                                                      ------------  ------------

STOCKHOLDERS' INVESTMENT AND LIABILITIES

  CAPITALIZATION (See Statement):
     Common equity                                    $ 20,234,722  $ 18,363,998
     Preferred stock                                             0             0
     Long-term debt (less current portion)              16,898,187    13,935,889
                                                      ------------  ------------
                                                      $ 37,132,909  $ 32,299,887
                                                      ------------  ------------
  OTHER NONCURRENT LIABILITIES:
     Obligation under capital lease                   $  2,775,905  $  2,851,622
     Other                                                       0     2,850,000
                                                      ------------  ------------
                                                      $  2,775,905  $  5,701,622
                                                      ------------  ------------
  CURRENT LIABILITIES:
     Notes payable                                    $  1,119,000  $  3,652,000
     Current portion of long-term debt                   2,877,323     1,435,206
     Current portion of lease obligation                    75,717        65,987
     Accounts payable                                    2,143,082     2,121,036
     Dividends declared                                    415,960       373,873
     Accrued taxes                                       1,754,101     2,115,320
     Current deferred income taxes                          66,755        81,108
     Accrued interest                                      166,215       257,973
     Other                                                 270,116       243,993
                                                      ------------  ------------
                                                      $  8,888,269  $ 10,346,496
                                                      ------------  ------------
  DEFERRED CREDITS:
     Deferred income taxes                            $  4,454,626  $  3,199,515
     Net regulatory liability                            1,193,526     1,292,861
     Unamortized investment tax credit                     873,181       940,998
     Other                                               1,837,305     1,540,875
                                                      ------------  ------------
                                                      $  8,358,638  $  6,974,249
                                                      ------------  ------------
                                                      $ 57,155,721  $ 55,322,254
                                                      ------------  ------------
                                                      ------------  ------------

See notes to financial statements.

ESELCO, INC.
CONSOLIDATED STATEMENT OF CHANGES IN COMMON EQUITY


                                                       Common Stock
                                                   ----------------------                                                   Total
                                                                                Capital       Retained      Unearned       Common
                                                    Shares        Amount        Surplus       Earnings    Compensation     Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994 . . . . . . . . . .     1,311,431    $   9,180    $ 11,721,959   $ 4,300,487   $  (561,994)  $15,469,632

   3% Stock Dividend . . . . . . . . . . . . .        39,209          274         881,928      (889,224)                     (7,022)
   Common Stock issued under
      Dividend Reinvestment Plan . . . . . . .        22,498          158         517,448                                   517,606
   Net income. . . . . . . . . . . . . . . . .                                                2,200,408                   2,200,408
   Unearned compensation
      --ESOP . . . . . . . . . . . . . . . . .                                                                246,077       246,077
   Cash Dividends--
      Common Stock,
         $.94 per share (a). . . . . . . . . .                                               (1,355,732)                 (1,355,732)
                                                  ----------    ---------    ------------   -----------   -----------   -----------

Balance at December 31, 1994 . . . . . . . . .     1,373,138    $   9,612    $ 13,121,335   $ 4,255,939   $  (315,917)  $17,070,969

   3% Stock Dividend . . . . . . . . . . . . .        41,061          287         887,863      (894,585)                     (6,435)
   Common Stock issued under
      Dividend Reinvestment Plan . . . . . . .        23,776          167         536,214                                   536,381
   Net income. . . . . . . . . . . . . . . . .                                                2,364,966                   2,364,966
   Unearned compensation
      --ESOP . . . . . . . . . . . . . . . . .                                                               (126,454)     (126,454)
   Cash Dividends--
      Common Stock,
         $1.00 per share (a) . . . . . . . . .                                               (1,475,429)                 (1,475,429)
                                                  ----------    ---------    ------------   -----------   -----------   -----------

Balance at December 31, 1995 . . . . . . . . .     1,437,975    $  10,066    $ 14,545,412   $ 4,250,891   $  (442,371)  $18,363,998

   3% Stock Dividend . . . . . . . . . . . . .        43,129          302       1,202,134    (1,210,551)                     (8,115)
   Common Stock issued under
      Dividend Reinvestment Plan . . . . . . .        27,988          196         710,655                                   710,851
   Net income. . . . . . . . . . . . . . . . .                                                2,798,085                   2,798,085
   Unearned compensation
      --ESOP & Restricted Stock
      Bonus Plan . . . . . . . . . . . . . . .        31,500          220         878,000                    (874,477)        3,743
   Cash Dividends--
      Common Stock,
         $1.07 per share (a) . . . . . . . . .                                               (1,633,840)                 (1,633,840)
                                                  ----------    ---------    ------------   -----------   -----------   -----------

Balance at December 31, 1996 . . . . . . . . .     1,540,592    $  10,784    $ 17,336,201   $ 4,204,585   $(1,316,848)  $20,234,722
                                                  ----------    ---------    ------------   -----------   -----------   -----------
                                                  ----------    ---------    ------------   -----------   -----------   -----------

(a) Retroactively adjusted for stock dividends.
( ) Denotes deduction.

See notes to financial statements.

ESELCO, INC.
CONSOLIDATED STATEMENT OF CASH FLOW



for the Year Ended December 31                                                            1996             1995             1994
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH FLOW FROM (USED BY)
OPERATING ACTIVITIES
   Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  2,798,085    $   2,364,966    $   2,200,408
   Noncash expenses, revenue, losses and gains included in income
      Depreciation and amortization. . . . . . . . . . . . . . . . . . . . . . . .     2,706,428        2,605,376        2,414,827
      Deferred taxes and charge equivalent to
         investment tax credit, net of amortization. . . . . . . . . . . . . . . .     1,073,606           58,230          (77,343)
      Net decrease (increase) in receivables and unbilled revenue. . . . . . . . .       492,259         (805,148)        (227,875)
      Net decrease (increase) in materials and supplies and prepayments. . . . . .      (158,153)        (613,593)          55,597
      Net increase (decrease) in accounts payable,
         accrued taxes, and other current liabilities. . . . . . . . . . . . . . .      (313,050)         181,086          159,816
      Increase (decrease) in interest accrued, but not paid. . . . . . . . . . . .       (91,758)         (78,833)        (100,009)

      Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       424,411           83,626           (2,113)
                                                                                    ------------    -------------    -------------

         Net cash from operating activities. . . . . . . . . . . . . . . . . . . .  $  6,931,828    $   3,795,710    $   4,623,326
                                                                                    ------------    -------------    -------------
INVESTING ACTIVITIES
   Acquisition of property, plant, and equipment . . . . . . . . . . . . . . . . .  $ (4,296,974)   $  (3,494,997)   $  (4,371,649)
   Proceeds from disposals of property, plant, and equipment . . . . . . . . . . .        31,292           53,545           54,312
   EPA payments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (3,510,181)               0                0
                                                                                    ------------    -------------    -------------

         Net cash used by investing activities . . . . . . . . . . . . . . . . . .  $ (7,775,863)   $  (3,441,452)   $  (4,317,337)
                                                                                    ------------    -------------    -------------
FINANCING ACTIVITIES
   Proceeds of short-term debt . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 10,274,000    $  16,752,000    $   6,937,000
   Payments to settle short-term debt. . . . . . . . . . . . . . . . . . . . . . .   (12,807,000)     (17,594,500)      (5,917,000)
   Issuance of long-term debt, net . . . . . . . . . . . . . . . . . . . . . . . .     5,701,000        2,674,000          402,000
   Payments on long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . .    (1,409,938)      (1,212,153)        (804,761)
   Proceeds from sale of common stock. . . . . . . . . . . . . . . . . . . . . . .       710,851          536,381          517,606
   Dividends paid. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (1,633,840)      (1,475,429)      (1,355,732)
                                                                                    ------------    -------------    -------------

         Net cash (used) provided by financing activities. . . . . . . . . . . . .  $    835,073    $    (319,701)   $    (220,887)
                                                                                    ------------    -------------    -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS . . . . . . . . . . . . . . .  $     (8,962)   $      34,557    $      85,102

CASH AND CASH EQUIVALENTS
   AT THE BEGINNING OF THE YEAR. . . . . . . . . . . . . . . . . . . . . . . . . .       302,845          268,288          183,186
                                                                                    ------------    -------------    -------------

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR . . . . . . . . . . . . . . . . .  $    293,883    $     302,845    $     268,288
                                                                                    ------------    -------------    -------------
                                                                                    ------------    -------------    -------------

   INTEREST PAID . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  1,644,511    $   1,637,731    $   1,378,932
                                                                                    ------------    -------------    -------------
                                                                                    ------------    -------------    -------------

See notes to financial statements.

ESELCO, INC.
CONSOLIDATED STATEMENT OF CAPITALIZATION


for the Year Ended December 31                                     1996                      1995
------------------------------------------------------------------------------------------------------
                                                         Amount          %           Amount        %
                                                       ------------     ---       ------------    ---
COMMON EQUITY
  COMMON STOCK, par value $.007 per share
                                1996      1995
                             ---------  ---------

    Authorized shares. . . . 3,000,000  3,000,000
                             ---------  ---------
                             ---------  ---------
    Outstanding shares . . . 1,540,592  1,437,975      $     10,784               $     10,066
                             ---------  ---------
                             ---------  ---------

  Capital surplus. . . . . . . . . . . . . . . . .       17,336,201                 14,545,412

  Retained earnings. . . . . . . . . . . . . . . .        4,204,585                  4,250,891

  Unearned compensation--ESOP
    and Restricted Stock Bonus Plan. . . . . . . .       (1,316,848)                  (442,371)
                                                       ------------     ---       ------------
                                                       $ 20,234,722      54%      $ 18,363,998     57%
                                                       ------------     ---       ------------
PREFERRED STOCK, value $.01 per share,
  authorized 160,000 shares. . . . . . . . . . . .     $          0       0%      $          0      0%
                                                       ------------     ---       ------------

LONG-TERM DEBT of subsidiaries (less current portion)
  First Mortgage Bonds:
    Series D, 7.00%, due 1998. . . . . . . . . . .     $    855,000               $    867,000
    Series F, 10.31%, due 2001 . . . . . . . . . .        1,200,000                  1,500,000
    Series G, 10.25%, due 2009 . . . . . . . . . .        4,440,000                  4,810,000
    Series H, 7.90%, due 2002. . . . . . . . . . .        1,500,000                  1,800,000

  Energy Thrift Notes, 5.8%-10%, due 1997-2006 . .        5,355,000                  4,414,000

  Equipment Loan, floating rate, due 1998. . . . .          147,786                    200,724

  ESOP Loans of the Corporation,
    floating rate, due 2000-2001 . . . . . . . . .          421,110                    344,165

  Term Loan, floating rate, due 1999 . . . . . . .        2,979,291                          0
                                                       ------------     ---       ------------
                                                       $ 16,898,187      46%      $ 13,935,889     43%
                                                       ------------     ---       ------------    ---
    TOTAL CAPITALIZATION . . . . . . . . . . . . .     $ 37,132,909     100%      $ 32,299,887    100%
                                                       ------------     ---       ------------    ---
                                                       ------------     ---       ------------    ---


ESELCO, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A
ORGANIZATION

The consolidated financial statements include the accounts of ESELCO, Inc. (ESELCO), and its wholly-owned subsidiaries, Edison Sault Electric Company (Edison Sault); ESEG, Inc. (ESEG); and Northern Tree Service, Inc. (NTS). Edison Sault (Company) is engaged in the generation, purchase, transmission, and sale of electric energy in the Eastern Upper Peninsula of Michigan. NTS is a tree trimming subsidiary that began operation in May of 1990, but accounts for less than one percent of total consolidated operating revenues.

NOTE B

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting records of Edison Sault are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and the Michigan Public Service Commission (MPSC). The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates that could differ from actual results.

UTILITY REGULATION

Edison Sault accounts for the effects of regulation under Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulations." As a result, the actions of regulators affect when revenues, expenses, assets, and liabilities are recognized.

In accordance with SFAS 71, the Company capitalizes, as deferred regulatory assets, costs which are expected to be recovered in future utility rates. The Company also records, as deferred regulatory liabilities, costs which are to be paid in the future. These consist primarily of amounts related to the adoption of SFAS 109 and the environmental matter discussed in Note J.

RATES AND REGULATORY MATTERS

On August 22, 1995, Edison Sault filed an application with the MPSC for authority to implement price cap regulation. In the application, the Company proposed that its base rates be capped at present levels, that its existing Power Supply Cost Recovery (PSCR) factor be rolled into base rates, and that its existing PSCR Clause be suspended. The Company published the required notice of opportunity to comment or request a hearing. No comments were received, and on September 21, 1995, the MPSC approved the Company's application subject to the modification that the Company gives 30 days notice rather than two weeks notice for rate decreases and that the Company file an application by October 1, 2000, to address its experience under the price cap mechanism. With the latter modification, the price cap authorization represents an experimental regulatory mechanism. The order also allows Edison Sault to file an application seeking an increase in rates only under extraordinary circumstances.

On October 23, 1995, the Attorney General for the State of Michigan filed an intervention and petition for rehearing in the Company's Price Cap Order. The Attorney General's intervention was based on the grounds that the MPSC did not have authority to approve price cap regulation. On December 21, 1995, the MPSC rejected the Attorney General's petition for rehearing. On January 19, 1996, the Attorney General filed an appeal with the Michigan Court of Appeals.

Legal counsel for the Company believes that the Attorney General's appeal is without merit and that the Company will prevail. A decision in this case is not expected until mid-1997. The Company implemented the Price Cap Order on January 1, 1996.

In light of the Price Cap Order and other potential changes in the industry, the Company continually reviews the applicability of accounting under SFAS 71. As previously stated, the Price Cap Order is a five-year experimental regulatory mechanism containing language allowing Edison Sault to seek rate relief for costs incurred under extraordinary circumstances. In addition, final implementation of the plan is subject to resolution of the Attorney General's appeal. Based on a current evaluation of the factors affecting the applicability of SFAS 71, the Company has determined that it is currently appropriate to continue accounting in accordance with SFAS 71. In the event the Company was to discontinue accounting under SFAS 71, the accounting impact would be an extraordinary after-tax non-cash charge to earnings in an amount represented largely by any unamortized net regulatory assets existing at that point in time.

THE FOLLOWING REGULATORY ASSETS AND (LIABILITIES) WERE REFLECTED IN THE CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31:

(Thousands of Dollars)                1996          1995              1994
-----------------------------------------------------------------------------
SAFS 109
   Regulatory assets . . . . . .   $     208      $      219        $     239
SAFS 109
   Regulatory liability. . . . .      (1,401)         (1,512)          (1,576)
                                   ---------      ----------        ---------
SAFS 109 Net
   Regulatory liability. . . . .   $  (1,193)     $   (1,293)       $  (1,337)
Environmental Matter
   Regulatory asset. . . . . . .       3,510           2,850            1,000
                                   ---------      ----------        ---------
Total Net Regulatory
   Asset (Liability) . . . . . .   $   2,317      $    1,557        $    (337)
                                   ---------      ----------        ---------
                                   ---------      ----------        ---------

ESELCO, INC.
NOTES TO FINANCIAL STATEMENTS

In accordance with SFAS 71, the Company has recorded a capital lease on its statement of financial position and has been amortizing the capital lease asset over the life of the lease. If the Company did not account for this in accordance with SFAS 71, the asset value of the capital lease would be approximately $660,000 less than what is reflected on its statement of financial position at December 31, 1996.

REVENUES

Edison Sault records revenue monthly, as billed, on the basis of meter readings throughout the month and includes an estimate of unbilled revenue relative to power consumed from the meter reading date to the end of the month in the current month's revenue.

For the first two years presented (1994 and 1995), Edison Sault was able to recover changes in its power supply cost from its residential and commercial customers through its Power Supply Cost Recovery Clause. The clause provided for an annual reconciliation of actual costs to projected costs and settlement of any over- or under-collection, both with interest. Edison Sault was able, on a monthly basis, to pass on to its industrial customers substantially all changes in its power supply costs from its suppliers, as it affects these customers.

As previously discussed, Edison Sault implemented price cap regulation January 1, 1996; and with this change, the PSCR clause was suspended.

Revenues resulting from sales to Cloverland Electric Cooperative represented approximately 13% of total revenues for 1996, 12% for 1995, and 13% for 1994. Revenues resulting from sales to Manistique Papers, Inc., represented approximately 12% of total revenues for each year presented.

Customer receivables, electric sales, and resale revenues arise from operations of Edison Sault which delivers electric energy to a diversified base of residential, commercial, and industrial customers within the eastern portion of Michigan's Upper Peninsula. Edison Sault continually reviews its customers' credit-worthiness and requests deposits or refunds deposits based on that review.

UTILITY PLANT--ELECTRIC

Utility plant is stated at original cost, including engineering, material, labor, supervision, other related items, and an allowance for funds used during construction.

Maintenance and repairs are charged to expense as incurred, while replacements and betterments are capitalized. Upon the sale or retirement of an asset, the original cost of the property retired, plus the cost of removal (less salvage) is charged to accumulated depreciation.

Edison Sault depreciates the original cost of property over its estimated useful life by the straight-line method at composite rates approved by the MPSC. The composite rate was approximately 3.8% for 1996 and 1995 and 3.6% for 1994.

CASH AND CASH EQUIVALENTS

ESELCO considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Other non-cash items relating to the capitalized lease totaled approximately $66,000 in 1996, $58,000 in 1995, and $50,000 in 1994.

OTHER

In 1995, the FASB issued SFAS 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of." This statement imposed a stricter criterion for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. The Company adopted this standard on January 1, 1996. Adoption did not have an impact on the financial position or results of operations due to the regulatory structure set forth in the Price Cap Order previously discussed. This conclusion may change in the future as competitive factors influence pricing in this industry.

ESELCO, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE C
LONG-TERM DEBT

ANNUAL SINKING FUND REQUIREMENTS ON FIRST MORTGAGE BONDS AND MATURITIES OF LONG-TERM DEBT FOR EACH OF THE FIVE YEARS SUBSEQUENT TO DECEMBER 31, 1996, ARE:

(Thousands of Dollars)
1997 . . . . . . . . . . . . . .   $   2,877
1998 . . . . . . . . . . . . . .   $   3,863
1999 . . . . . . . . . . . . . .   $   5,071
2000 . . . . . . . . . . . . . .   $   1,299
2001 . . . . . . . . . . . . . .   $   1,942

Substantially all of Edison Sault's utility plant is pledged as collateral for the First Mortgage Bonds.

Edison Sault has authority to issue up to $10 million of Long-term Thrift Notes to Michigan residents.

The provisions of Edison Sault's bond indentures and the short-term line of credit agreement contain various covenants pertaining to the maintenance of debt to equity ratios and the payment of dividends. Under the most restrictive of these covenants, the declaration of cash dividends by Edison Sault is restricted to $600,000, plus net income available for common stock and capital contributions subsequent to January 1, 1992, after deducting all dividends paid on common stock. At December 31, 1996, $6,294,000 of Edison Sault's retained earnings are available for the declaration of dividends. There are no additional restrictions on ESELCO's ability to pay dividends.

NOTE D

STOCKHOLDERS' INVESTMENT
EARNINGS PER SHARE

Earnings per average share of common stock are computed on the basis of the weighted average number of common shares outstanding after giving retroactive effect to the 3% stock dividends in each year presented. Shares granted under the Restricted Stock Plan, which is described in Note H, have been included in the calculation of earnings per share for 1996.

NOTE E

SHORT-TERM BORROWING ARRANGEMENTS

Edison Sault has authority to issue up to $10 million in short-term obligations. Included in this authority, Edison Sault has available a line of credit in the amount of $4 million at the prime rate with a bank in its service area. In addition, Edison Sault has authority to issue Short-term Thrift Notes to Michigan residents. These notes mature one year from the date of issue, with interest at 2.5% to 3.0% below the New York prime rate, depending on the amount of the note. Included in notes payable at December 31, 1996, are $719,000 in thrift notes to Michigan residents.

ESELCO, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE F

LEASES AND PURCHASED POWER AGREEMENTS

Edison Sault's hydroelectric plant at Sault Ste. Marie is operated by the diversion of surplus waters of the St. Marys River. This surplus water is leased under an agreement with the Secretary of the Army expiring in the year 2050. Annual rentals under this lease were $886,000 in 1996, $759,000 in 1995, and $754,000 in 1994, and are determined based on the amount of water used for power generation. Edison Sault also leases certain office and computer equipment and vehicles for which gross rentals were $73,000 in 1996, $99,000 in 1995, and $121,000 in 1994 under agreements that extend up to six years.

Edison Sault purchased the output of a government-owned hydroelectric station in Sault Ste. Marie, Michigan, under a contract which expires in the year 2040. Payments under the contract were $1,914,000 annually, with modifications to such payments for power outages and the cost of designated repairs in excess of the federal share of such costs. Annual payments are subject to renegotiation every five years. During 1996, the Company renegotiated the annual payment for the five-year period starting in November of 1996. The new annual payment is $1,820,000.

Edison Sault also purchases power from Consumers Power Company (Consumers) under an agreement which expires in 2020, or 2010 under an early termination provision. Rates under the agreement provide for capacity and energy charges which are approved by the FERC. The cost of power purchased from Consumers totaled $12,875,000, $17,638,000, and $16,228,000 for 1996, 1995, and 1994,
respectively.

During 1996, Edison Sault reached agreement with Consumers on a new purchase power agreement which became effective January 1, 1997. Under this new agreement, Edison Sault will purchase 35 megawatts of firm power and a variable amount of interruptible power for a five-year period. After the initial five-year period, Edison is obligated to purchase a minimum of 20 megawatts of firm power through the contract term which remains the same as the previous agreement.

During 1990, Edison Sault entered a 20-year capital lease with Consumers for two 138 kv cables across the Straits of Mackinac. ESEG has reached agreement with Consumers for the purchase of these cables at an approximate cost of $3.8 million. In turn, ESEG will lease these cables to Edison Sault under an operating lease arrangement. Both the purchase and lease of the cables are subject to FERC approval.

Effective January 1, 1996, Edison Sault began purchasing 20 Mw of firm capacity and energy from American Electric Power Company under the terms of two one-year contracts. This purchase replaced a portion of the capacity and energy that had been purchased under the wholesale contract with Consumers. The cost of this power, including transmission charges for use of Consumers' system in 1996, was $4,007,000.

Commencing January 1, 1998, Edison Sault will purchase 20 megawatts of firm power from Wisconsin Electric Power Company under the terms of a 10-year agreement.

NOTE G
ESELCO, INC.

NOTES TO FINANCIAL STATEMENTS

INCOME TAXES

THE FOLLOWING SUMMARIZES THE COMPONENTS OF INCOME TAX EXPENSE AND RECONCILES THE STATUTORY FEDERAL INCOME TAX RATE TO THE EFFECTIVE RATE.

for the Year Ended December 31               1996           1995         1994
------------------------------------------------------------------------------
(Thousands of Dollars)
Income taxes--Currently payable. . . .   $     155       $  1,045      $ 1,058
                                         ---------       --------      -------
        --Deferred--Depreciation . . .   $      50       $    103      $   145
                    Property taxes . .          15             13         (101)
                    EPA matter . . . .       1,193              0            0
                    Other, net . . . .         (98)            25          (49)
                                         ---------       --------      -------
                                         $   1,160       $    141      $    (5)
                                         ---------       --------      -------
Amortization of deferred investment
 tax credit. . . . . . . . . . . . . .   $     (68)      $    (69)     $   (70)
                                         ---------       --------      -------
Income taxes per statement of income .   $   1,247       $  1,117      $   983
Allocated to other accounts. . . . . .         (31)           (38)         (14)
                                         ---------       --------      -------
Total Income Taxes . . . . . . . . . .   $   1,216       $  1,079      $   969
                                         ---------       --------      -------
Total Income Taxes Paid. . . . . . . .   $     645       $  1,045      $ 1,000
                                         ---------       --------      -------
                                         ---------       --------      -------


for the Year Ended December 31                                    1996                 1995                       1994
-----------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                      Amount       %      Amount         %         Amount           %
                                                           --------    ----    --------      ----       --------        ----
Federal income tax at statutory rate . . . . . . . .       $  1,365    34.0%   $  1,171      34.0%      $  1,078        34.0%
Reduction in taxes resulting from--
   Capitalized costs deducted
      currently for tax purposes-. . . . . . . . . .             (1)    0.0%         (1)     0.0%             (1)       -0.1%
   Depreciation and pension differences- . . . . . .             32     0.8%         38      1.1%             31         1.0%
   Amortization of deferred investment tax credit. .            (68)   -1.7%        (69)     -2.0%           (70)       -2.2%
   Refund of excess deferred taxes
      resulting from reduction in tax rates- . . . .            (74)   -1.8%        (43)     -1.3%           (58)       -1.8%
   Other, net. . . . . . . . . . . . . . . . . . . .            (38)   -1.0%        (17)     -0.5%           (11)       -0.3%
                                                           --------    ----    --------      ----       --------        ----
Total Income Taxes . . . . . . . . . . . . . . . . .       $  1,216    30.3%   $  1,079      31.3%      $    969        30.6%
                                                           --------    ----    --------      ----       --------        ----
                                                           --------    ----    --------      ----       --------        ----


- Accounting treatment in accordance with regulatory commission policy.

THE FOLLOWING SUMMARIZES THE PRINCIPAL COMPONENTS OF ESELCO'S DEFERRED TAX ASSETS (LIABILITIES)
for the Year Ended December 31               1996           1995         1994
-------------------------------------------------------------------------------
(Thousands of Dollars)
Property . . . . . . . . . . . . . . .   $  (3,454)      $ (3,305)     $ (3,158)
EPA Regulatory Asset . . . . . . . . .      (1,193)             0             0
Property taxes . . . . . . . . . . . .        (210)          (196)         (183)
Other    . . . . . . . . . . . . . . .         336            220           231
                                         ---------       --------      --------
   Total . . . . . . . . . . . . . . .   $  (4,521)      $ (3,281)     $ (3,110)
                                         ---------       --------      --------
Total Deferred Tax Assets. . . . . . .   $   2,243       $  2,183      $  2,188
Total Deferred Tax Liabilities . . . .      (6,764)        (5,464)       (5,298)
                                         ---------       --------      --------
   Total . . . . . . . . . . . . . . .   $  (4,521)      $ (3,281)     $ (3,110)
                                         ---------       --------      --------
                                         ---------       --------      --------

ESELCO, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE H

PENSION PLAN AND OTHER BENEFITS

Edison Sault has two trusteed, noncontributory, defined benefit pension plans, covering substantially all management and bargaining unit employees. Annual retirement benefits are based upon the employee's years of service and compensation level. Edison Sault's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as Edison Sault may determine to be appropriate from time to time.

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation for both plans was raised to 7.5% as of December 31, 1996. This change reduced the projected benefit obligation as of December 31, 1996, by $641,000 for both plans. The plans' assets are invested primarily in listed debt and equity securities and ESELCO's common stock. At December 31, 1996, the pension plans held 51,000 shares of ESELCO common stock with a market value of $1,254,000. During 1996, $53,000 of dividends were paid on the shares held by the plans.

THE PLANS' FUNDED STATUS AND EXPENSE AT DECEMBER 31, ARE AS FOLLOWS:

                                                 1996         1995       1994
-------------------------------------------------------------------------------
(Thousands of Dollars)
Actuarial present value of benefit obligations:

   Vested Benefit Obligation . . . . . . . .  $  (9,032)  $   (8,857)

                                              ---------   ----------
   Accumulated Benefit Obligation. . . . . .  $  (9,887)  $   (9,692)
                                              ---------   ----------
   Projected benefit obligation. . . . . . .  $ (10,696)  $  (10,532)
Plan assets at fair value. . . . . . . . . .      9,170        8,606
                                              ---------   ----------
Projected benefit obligation
   (in excess of) or less than plan assets .  $  (1,526)  $   (1,926)
Unrecognized net loss. . . . . . . . . . . .        766          856
Unrecognized net obligation at
   January 1, net of amortization. . . . . .        634          942
Additional liability . . . . . . . . . . . .       (592)        (958)
                                              ---------   ----------
Net Pension (liability) Recognized
   in the Statement of Financial Position. .  $    (718)  $   (1,086)
                                              ---------   ----------
Net pension expense combined for both plans,
   included the following components:
Service cost-benefits earned during the
   period. . . . . . . . . . . . . . . . . .  $     285   $      211   $   221
Interest cost on projected benefit
   obligations . . . . . . . . . . . . . . .        755          680       648
Actual return on plan assets . . . . . . . .       (623)      (1,237)       32
Net amortization and deferral. . . . . . . .        (32)         619      (642)
                                              ---------   ----------   -------
Net Pension Expense. . . . . . . . . . . . .  $     385   $      273   $   259
                                              ---------   ----------   -------
Rates used for calculation (%):
   Discount rate . . . . . . . . . . . . . .       7.5%         7.0%      8.0%
   Assumed rate of increase in salary levels   3.5-4.0%     3.5-4.0%      4.5%
   Expected long-term return on investments.       9.0%         9.0%      9.0%


Edison Sault accrues postretirement benefits (such as health care benefits) during the years an employee provides services in accordance with SFAS 106.

The 1996 costs were calculated using the health care plan in effect January 1, 1996. The accumulated postretirement benefit obligation was calculated by the actuary as of January 1, 1996, using a discount rate of 7.0%. Effective December 31, 1996, the discount rate used for valuing the accumulated postretirement benefit obligation was raised to 7.5%. The health care cost trend rate used by the actuary for the January 1, 1996, valuation was 10.6%, then decreasing gradually to 5.0% by the year 2004. The health care cost trend rate used by the actuary for the December 31, 1996, valuation was 9.4%, then decreasing gradually to 5.0% by the year 2004. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $80,000 and the net periodic postretirement benefit cost for 1996 by $6,000.

THE FUNDED STATUS OF THE POSTRETIREMENT BENEFIT PLAN IS RECONCILED WITH THE RECORDED LIABILITY AS FOLLOWS:

for the Year Ended December 31                     1996        1995       1994
-------------------------------------------------------------------------------
(Thousands of Dollars)
Accumulated Postretirement Benefit
   Obligation (APBO):
     Retirees. . . . . . . . . . . . . . . .  $    (669)  $     (629)  $  (727)
     Eligible for retirement . . . . . . . .       (209)        (205)     (216)
     Not yet eligible. . . . . . . . . . . .       (236)        (268)     (227)
                                              ---------   ----------   -------
Total APBO . . . . . . . . . . . . . . . . .  $  (1,114)  $   (1,102)  $(1,170)
     Plan assets at fair value . . . . . . .          0            0         0
                                              ---------   ----------   -------
Total APBO in excess of plan assets. . . . .  $  (1,114)  $   (1,102)  $(1,170)
     Unrecognized transition obligation. . .      1,038        1,103     1,168
     Unrecognized net (gains)/losses . . . .       (314)        (306)     (214)
                                              ---------   ----------   -------
Net Postretirement Benefit Liability
   Recognized in the Statement of
   Financial Position at December 31,. . . .  $    (390)  $     (305)  $  (216)
                                              ---------   ----------   -------
                                              ---------   ----------   -------
Net postretirement benefit expense:
     Service cost. . . . . . . . . . . . . .  $      15   $       14   $    15
     Interest cost . . . . . . . . . . . . .         78           86       109
     Amortization of transition obligation .         65           65        65
     Net amortization and deferral . . . . .        (13)         (13)        0
                                              ---------   ----------   -------
Net Postretirement Benefit Expense . . . . .  $     145   $      152   $   189
                                              ---------   ----------   -------
                                              ---------   ----------   -------

Postretirement benefit expense reconciled
   to the accrued cost:
     Beginning net benefit liability . . . .  $    (305)  $     (216)  $  (106)
     Net benefit expense . . . . . . . . . .       (145)        (152)     (189)
     Actual premium paid . . . . . . . . . .         60           63        79
                                              ---------   ----------   -------
Net Postretirement Benefit Liability
   Recognized in the Statement of Financial
   Position at December 31,. . . . . . . . .  $    (390)  $     (305)  $  (216)
                                              ---------   ----------   -------
                                              ---------   ----------   -------

Edison Sault has an employee stock ownership plan (ESOP) which covers substantially all its non-bargaining unit employees. In accordance with applicable accounting rules, ESELCO has recorded the ESOP indebtedness for the following loans in current and long-term debt on its balance sheet, with an offsetting charge to common stock equity captioned "Unearned compensation-- ESOP."

In December 1992, the plan borrowed $625,000 to purchase 20,000 shares of ESELCO, Inc. common stock. Dividends and other income received by the trust and used for this debt service in 1996 were approximately $127,000. Interest expense on this debt incurred by the trust in 1996 was $14,000.


In February 1995, the plan borrowed $357,000 to purchase an additional 15,445 shares of ESELCO, Inc., common stock. Dividends and other income received by the trust and used for this debt service in 1996 were $108,000. Interest expense on this debt incurred by the trust in 1996 was $15,000.

In April 1996, the plan borrowed $364,000 to purchase 13,120 shares of ESELCO, Inc., common stock. Dividends and other income received by the trust and used for this debt service in 1996 were $63,000. Interest expense on this debt incurred by the trust in 1996 was $18,000.

The market value of the total allocated shares held by the ESOP amounted to $3,649,000 at December 31, 1996.

Edison Sault has an unfunded, nonqualified Supplemental Executive Retirement Plan (SERP) that provides benefits which are integrated with its Management Pension Plan. The projected benefit obligation for service rendered to date for the plan was $396,000 as of December 31, 1996, and the accrued liability of the plan included in ESELCO's Statement of Financial Position at December 31, 1996, was $334,000. Expense recognized under the plan in 1996 was $102,000.

In May 1996, stockholders approved adoption of the Restricted Stock Bonus Plan. Under this plan, ESELCO can,

ESELCO, INC.
NOTES TO FINANCIAL STATEMENTS

from time to time, grant to officers or other key employees awards of restricted stock. The maximum number of shares reserved for this purpose is 50,000 shares. In 1996, 31,500 shares, with a total fair market value of $878,000 were granted to the officers of the Company. Under the terms of agreements with each of the recipients, shares are not vested for a five-year period following the grant and the shares are forfeited if a recipient leaves the employment of the Company prior to the five-year holding period. The Restricted Stock Committee can, at their discretion, accelerate the vesting of these shares. In addition, a change in control of ESELCO, Inc., would accelerate the vesting. In accordance with SFAS 123--Accounting for Stock Based Compensation, the Company recorded compensation expense in the amount of $117,000 in 1996.

NOTE I
QUARTERLY FINANCIAL DATA (UNAUDITED)

UNAUDITED QUARTERLY FINANCIAL DATA PERTAINING TO RESULTS OF OPERATIONS ARE SHOWN
BELOW:


                                                       March 31   June 30     September 30   December 31
--------------------------------------------------------------------------------------------------------
(Thousands of Dollars except per share amounts)
1996
Operating Revenue. . . . . . . . . . . . . . . . . .   $  9,777    $  8,948     $  9,045      $  9,730
Operating Income . . . . . . . . . . . . . . . . . .        897       1,094        1,185         1,170
Net Income Available for Common Stock. . . . . . . .        531         685          779           803
Earnings per Average Share of Common Stock (a) . . .       0.36        0.46         0.51          0.52

1995
Operating Revenue. . . . . . . . . . . . . . . . . .   $  9,232    $  8,834     $  9,399      $  9,380
Operating Income . . . . . . . . . . . . . . . . . .        887         912        1,075         1,116
Net Income Available for Common Stock. . . . . . . .        488         490          654           733
Earnings per Average Share of Common Stock (a) . . .       0.33        0.33         0.45          0.50


(a) Retroactively adjusted for stock dividends.

ESELCO, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE J
COMMITMENTS AND CONTINGENCIES
ENVIRONMENTAL MATTERS

In 1993, Edison Sault received notification from the U.S. Environmental Protection Agency (U.S. EPA) that it was being named a "Potentially Responsible Party" at the Manistique River/ Harbor Area of Concern (AOC) in Manistique, Michigan. There were a number of other potentially responsible parties, some of whom have been notified by the U.S. EPA.

The U.S. EPA, in conjunction with the Michigan Department of Natural Resources, identified the Manistique River and Harbor as an "Area of Concern" (AOC) due to PCBs which have been found in that area. An Environmental Engineering/Cost Analysis (EECA) was submitted to the U.S. EPA which provided an analysis of various methods of remediation for the harbor. The EECA presented six alternatives of remediation action and ultimately recommended a remediation method of in-place capping. Management believed this to be the most prudent course of action. Although the total ultimate cost of specific remedial action and Edison Sault's potential liability were not known at that time, management had estimated Edison Sault's minimum cost of this remedy to be $2.9 million. That figure represented an increase of $1.9 million from the amount recorded during 1994. Certain other expenditures for investigation of any necessary remedial action were incurred and are reflected in the accompanying financial statements.

During 1995 and 1996, the U.S. EPA agreed to allow the PRPs to remediate the harbor through in-place capping at a total cost of $6.4 million, with the Edison Sault portion costing $3.2 million. Through further negotiations, the U.S. EPA and the PRPs agreed to a cash-out settlement whereby the PRPs would pay to the U.S. EPA the $6.4 million cost of capping for the right to be absolved from any future legal actions concerning PCB pollution. To effect this settlement, an Administrative Order on Consent was executed by all parties in December 1996 with payments made to the U.S. EPA prior to year-end 1996.

To date, Edison Sault has incurred a total cost of $3.6 million on this project. Edison Sault has retained legal assistance to start a process of recovering these costs through several insurance entities. The certainty and magnitude of insurance recovery is unknown at this time.

Edison Sault believes that the costs discussed above, including the payment to the U.S. EPA to be relieved of future liability, are a legitimate cost of doing business and would be recoverable through utility rates. Further, in November 1993, the MPSC issued an order authorizing Edison Sault to defer and amortize, over a period not to exceed 10 years, environmental assessment and remediation costs associated with the Manistique River AOC. Therefore, Edison Sault has recorded a regulatory asset in the amount of $3.2 million, plus unreimbursed cost of $300,000, for a total of $3.5 million, which the Company will begin amortizing in 1997. Future costs related to this issue are not expected to have a material impact on Edison Sault's financial position or future results of operations.

OTHER MATTERS

In October 1994, Edison Sault entered a construction and joint use agreement with Wisconsin Electric Power Company, Upper Peninsula Power Company, and Cloverland Electric Cooperative. This agreement specifies each party's responsibility in the construction of a new transmission line from Arnold, Michigan, to Manistique, Michigan. Edison Sault continues to plan for the construction of this new line. This project has an expected completion date of mid-1998. Edison Sault expects that its share of the cost of this project will be approximately $9.0 million with approximately $3.2 million of this being spent in 1997. During 1996, $460,000 was invested in the new 138 kv interconnect project.

In December 1996, ESEG signed a purchase agreement with Consumers Power Company for the purchase of a 138 kv submarine circuit across the Straits of Mackinac. Since 1990, Edison Sault had leased these cables at an annual net lease cost of approximately $466,000. The purchaser of the cables is ESEG, a wholly-owned subsidiary of ESELCO, Inc. ESEG has not previously been an active subsidiary of ESELCO. ESEG will lease the cables to Edison Sault under an operating lease arrangement. The purchase and lease are subject to approval by FERC. The cost of the purchase when consummated will be approximately $3.8 million.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ESELCO, Inc.:

We have audited the accompanying consolidated statements of financial position and capitalization of ESELCO, Inc. (a Michigan corporation), and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in common equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESELCO, Inc., and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Detroit, Michigan
February 6, 1997

ESELCO, INC.
SHAREHOLDERS INFORMATION

ANNUAL SHAREHOLDERS' MEETING

Tuesday, May 6, 1997--10:00 a.m.
Lake Superior State University
Cisler Center--Crow's Nest
(north side of Cisler Center, lower level)
Sault Ste. Marie, Michigan

If you are not able to attend, please return your proxy card so that your vote will be counted.

STOCK TRANSFER

The Company is the transfer agent and dividend distribution agent for its common stock. To change ownership in your common stock, contact: Stock Department, ESELCO, Inc., 725 East Portage Avenue, Sault Ste. Marie, Michigan, 49783. The telephone number is (906) 632-5158, FAX (906) 632-8444.

To transfer stock, the stock assignment form on the reverse side of the stock certificate must be completed and the signature(s) guaranteed either by a commercial bank, credit union, savings association, or a brokerage firm that is a member of one of the major stock exchanges.

ADDRESS CHANGES

If you move, please advise the Company of your former and current addresses. For your protection, changes must be reported in writing.

DUPLICATE MAILINGS

Some shareholders hold stock registered in similar, but different names (for example, John B. Smith and J. B. Smith). We are required by law to create a separate account for each name and to mail separate dividend checks and proxy material to each account. If you receive multiple annual reports, you may request that we stop sending you duplicates of this publication by telling us which account(s) to drop from the annual report mailing list. Proxies and dividend checks must still be mailed separately to each account.

PURPOSE OF ANNUAL REPORT

This annual report is produced to give shareholder and other interested parties information concerning the Company. It is not issued in connection with the sale or, offer for sale or, solicitation to buy securities.

BUYING AND SELLING STOCK

The stock of the Company is sold in the over-the-counter (OTC) market and is available through most stockbrokers. The stock is named as ESELCO (NASDAQ ticker symbol EDSE) and is listed in the "E" section of the OTC daily stock transactions.

The following firms are market makers in our common stock and follow the stock quite closely. Feel free to contact them should you wish more information:

KIRKPATRICK PETTIS                      STIFEL, NICOLAUS & COMPANY, INCORPORATED
10250 Regency Circle                    500 North Broadway
Suite 200                               St. Louis, MO 63102
Omaha, NE 68114
Toll Free: 800-776-5777                 Toll Free:800-488-0970

RONEY & COMPANY                         EDWARD JONES & CO.
2 Buhl Building                         201 Progress Parkway
Detroit, MI 48226                       Maryland Heights, MO 63043
Phone: 616-347-3961                     Phone: 906-632-1783

HOWE BARNES INVESTMENTS
2805 North College Drive
Durango, CO 81301
Toll Free: 800-231-6417

LOST OR STOLEN CERTIFICATES

Please notify us immediately if a certificate is lost, stolen, or destroyed. The Company will send you instructions on how to replace it and will also arrange for a "stop transfer" on its records to prevent an unauthorized transfer of the stock. If you find the missing certificate, please report it to the Company immediately so the "stop transfer" can be removed.

Investor information, Form 10-K, and the Financial Statements and Financial Statement Schedules are available without charge from:

Donald C. Wilson
Corporate Secretary, ESELCO, Inc.
725 East Portage Avenue
Sault Ste. Marie MI 49783

Email address: ese4inv@up.net

ESELCO, Inc. Home Page: http://www.eselco.com

ESELCO, INC.
SHAREHOLDERS INFORMATION

ESTIMATED PAYMENT
DATES FOR DIVIDENDS

Common stock dividend record and payment dates estimated for 1997 are:

RECORD DATE                   PAYMENT DATE

February 1                    February 17
May 1                         May 15
August 1                      August 15
November 3                    November 17

The record date for voting at the Annual Meeting is March 20, 1997.

CLOSING PRICE--DECEMBER 31, 1996

The closing Bid and Ask price on our common stock, as carried on the national market system on the over-the-counter market for December 31, 1996, was:
Bid--$24.75 and Ask--$26.00.

COMMON STOCK--
HIGH AND LOW TRADES

(in Dollars)
Quarter                  1996                     1995
----------------------------------------------------------
1st. . . . . . .    $23.00-$26.25            $21.50-$24.25
2nd. . . . . . .    $25.25-$28.75            $20.75-$23.00
3rd. . . . . . .    $24.00-$26.75            $21.00-$23.00
4th. . . . . . .    $24.00-$26.00            $21.50-$25.00

COMMON STOCK ISSUE--
DIVIDENDS DECLARED PER SHARE

(in Dollars) (adjusted for stock dividends)
Quarter              1st       2nd            3rd       4th
------------------------------------------------------------
1996 . . . . . .    $0.26     $0.27          $0.27     $0.27
1995 . . . . . .    $0.25     $0.25          $0.25     $0.25
1994 . . . . . .    $0.23     $0.23          $0.24     $0.24

ESELCO,INC.
CORPORATE INFORMATION

[Photograph]

DAVID K. EASLICK, WILLIAM R. GREGORY, ALLAN L. GRAUER, JAMES S. CLINTON, THOMAS
S. NURNBERGER

BOARD OF DIRECTORS

Thomas S. Nurnberger
Chairman, ESELCO, Inc., and Edison Sault Electric Company
CHAIRMAN OF SALARY AND COMPENSATION COMMITTEE

Allan L. Grauer
Vice Chairman, ESELCO, Inc., and Edison Sault Electric Company
CHAIRMAN OF PENSION COMMITTEE
Retired Vice President, General Counsel, Secretary/Director, Northwestern Bell Telephone Company
Counsel to the law firm of Kutak Rock

William R. Gregory
President, ESELCO, Inc., and Edison Sault Electric Company
CHAIRMAN OF STRATEGIC PLANNING COMMITTEE

James S. Clinton
Director, CHAIRMAN OF FINANCE COMMITTEE
Chairman and CEO, H.T.I. Corporation

David K. Easlick
Director, CHAIRMAN OF AUDIT COMMITTEE AND RESTRICTED STOCK BONUS PLAN COMMITTEE Director and Retired Chairman, Michigan Bell Telephone Company

OFFICERS
Thomas S. Nurnberger (19)
CHAIRMAN OF THE BOARD AND CHIEF POLICY OFFICER

William R. Gregory (29)
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Donald Sawruk (26)
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

David R. Hubbard (25)
VICE PRESIDENT--FINANCE

James L. Beedy (31)
VICE PRESIDENT--ENGINEERING

Steven L. Boeckman (7)
VICE PRESIDENT/TREASURER

Donald C. Wilson (9)
CORPORATE SECRETARY

Ernest H. Maas (12)
ASSISTANT VICE PRESIDENT--ENGINEERING

David H. Jirikovic (7)
ASSISTANT VICE PRESIDENT--OPERATIONS

Paul A. Schemanski (7)
ASSISTANT VICE PRESIDENT--INFORMATION SYSTEMS

( ) Years of Service

ALL DIRECTORS AND OFFICERS HOLD SIMILAR POSITIONS WITH ESELCO, INC., AND EDISON SAULT ELECTRIC COMPANY WITH THE EXCEPTION OF MESSRS. BEEDY, MAAS, JIRIKOVIC, AND SCHEMANSKI WHO ARE NOT OFFICERS OF ESELCO, INC.

[LOGO]

--------------------------------------------------------------------------------

NORTHERN TREE SERVICE, INC.
CORPORATE INFORMATION

DIRECTORS

Steven L. Boeckman, PRESIDENT
Allan L. Grauer, ESELCO VICE CHAIRMAN
William R. Gregory, ESELCO DIRECTOR
John D. Peacock, ATTORNEY AT LAW
Donald Sawruk, ESELCO EXECUTIVE VICE PRESIDENT

OFFICERS
William R. Gregory, CHAIRMAN
Steven L. Boeckman, PRESIDENT
Donald Sawruk, SECRETARY

                                        [LOGO]
         725 E. Portage Ave.           Sault Ste. Marie, MI 49783
         Phone (906) 632-2221          Fax (906) 632-8444